   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1999

                                            REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                   FORM SB-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                  BUTTERFIELD & BUTTERFIELD, AUCTIONEERS CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA                          5999                          94-1719097
   (PRIOR TO REINCORPORATION)      (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
            DELAWARE               CLASSIFICATION CODE NUMBER)          IDENTIFICATION NO.)
  (FOLLOWING REINCORPORATION)
(STATE OR OTHER JURISDICTION OF
         INCORPORATION
        OR ORGANIZATION)

                              220 SAN BRUNO AVENUE
                            SAN FRANCISCO, CA 94103
                                 (415) 861-7500
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   JOHN GALLO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  BUTTERFIELD & BUTTERFIELD, AUCTIONEERS CORP.
                              220 SAN BRUNO AVENUE
                            SAN FRANCISCO, CA 94103
                                 (415) 861-7500
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                   COPIES TO:

                 KARYN R. SMITH                                 STEPHEN M. GRAHAM
             ALEXIS RONDELL RHORER                              MICHAEL C. PIRAINO
              ANGELIQUE C. TREMBLE                                NATHAN D. WEBB
               COOLEY GODWARD LLP                                PERKINS COIE LLP
         ONE MARITIME PLAZA, 20TH FLOOR                   1201 THIRD AVENUE, 48TH FLOOR
      SAN FRANCISCO, CALIFORNIA 94111-3580                SEATTLE, WASHINGTON 98101-3099
                 (415) 693-2000                                   (206) 583-8888

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                          PROPOSED MAXIMUM      PROPOSED MAXIMUM
      TITLE OF SECURITIES              AMOUNT TO           OFFERING PRICE          AGGREGATE             AMOUNT OF
        TO BE REGISTERED            BE REGISTERED(1)        PER SHARE(1)       OFFERING PRICE(2)      REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value       1,725,000 shares           $12.00             $20,700,000              $5,755
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------

(1) Includes 225,000 shares of common stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1999

                                1,500,000 SHARES

                        [BUTTERFIELD & BUTTERFIELD LOGO]

                                  COMMON STOCK

     Butterfield & Butterfield, Auctioneers Corp. is offering 1,500,000 shares. This is our initial public offering and no public market currently exists for our common stock. We estimate that the initial offering price to the public will be between $10.00 and $12.00 per share.

     We have applied to have our common stock listed on the Nasdaq National Market under the symbol "BFLD."
                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                         ------------------------------

-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

                                                                  PER SHARE              TOTAL
-----------------------------------------------------------------------------------------------------
Public offering price......................................  $                    $
-----------------------------------------------------------------------------------------------------
Underwriting discount......................................  $                    $
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to Butterfields.................  $                    $
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We have granted the underwriters the right to purchase up to 225,000 additional shares at the public offering price to cover over-allotments.

                         ------------------------------

     First Security Van Kasper expects to deliver the shares against payment in
San Francisco, California on             , 1999.

                           FIRST SECURITY VAN KASPER
                                           , 1999

                              (INSIDE FRONT COVER)

Butterfield & Butterfield
Auctioneers and Appraisers since 1865

Bringing Buyers and Sellers Together
For Over 130 Years

right side of page:

American & California Paintings and Sculpture
American and European Prints
Antique Arms and Armor
Asian Works of Art
Autographs
Automobiles
Books, Manuscripts and Maps
Collectibles
Dolls, Toys and Trains
European and Old Master Paintings
Fine Musical Instruments
Furniture and Decorative Arts
Hollywood & Entertainment Memorabilia
Jewelry, Gemstones and Watches
Modern & Contemporary Paintings and Sculpture
Native American, Pre-Columbian and Tribal Art
Natural History
Photographs
Rugs and Carpets
Silver and Objects of Vertu
Sports Memorabilia
Stamps and Coins
Wine


left side of page:

Established in 1865, Butterfields began as a resource for Gold Rush-era Californians. Today, Butterfields is the third largest auction company in the United States, conducting more than 100 specialty auctions each year.

Butterfields is recognized both as an innovator and a leader in the auction world. The company has conducted simultaneous auctions in multiple cities for over ten years, and has been among the first of the traditional auction houses to embrace emerging technologies. Butterfields' appraisal clinics can be viewed throughout the nation on HGTV, and customers can access Butterfields' catalogues and participate in auctions through the company's Web site at www.butterfields.com. The firm is recognized internationally as the leader in the arms and armor category, and was among the first to offer entertainment memorabilia and natural history properties.

Across bottom of page:

Butterfield & Butterfield is our registered trademark and the Butterfield & Butterfield logo is our trademark. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.


SAN FRANCISCO o LOS ANGELES o CHICAGO

Background graphic of one-quarter of an antique globe.

                            [INSIDE COVER GATEFOLD]


Leadership

o Conducting more than 100 auctions annually

o Galleries in San Francisco, Los Angeles and the Chicago area. Representatives in eight other U.S. cities, as well as London, Brussels and Munich


Innovation

o Simultaneous auctions in multiple cities providing broad exposure of property to both buyers and sellers

o Co-founded the International Auctioneers Association (IAA), to form an international database of buyers and sellers

o All catalogues fully illustrated online

o Completely digital in-house photography and catalogue department

o Extensive educational programs and appraisal clinics


Specialist Departments

o Professional expertise of more than 50 specialists

o Appraisers average 20 years in their fields

o Expertise in every major category of art and collectibles


Appraisals

o Complimentary walk-in fair market appraisal clinics

o Complimentary mail-in photo appraisals

o Complimentary private specialist appraisals

o Benefit appraisal clinics

o Insurance appraisals


Television

o Butterfields is the only auction house on Appraise It!, featured on the HGTV Network

o Reaches nationwide audience of 50 million


Online Auctions

o Online absentee bidding

o Online auctions conducted through an agreement with Yahoo! Auctions

o Online live bidding available since February 1999

o Among the first auction companies to offer authenticated property warranties for middle market items


Photograph of chest of drawers with following caption below:

     Dorr Family Queen Anne japanned
     flat-top highboy, Boston, circa 1730-50
     Sold for $772,500 on November 4, 1997

Photograph of three rifles with following caption below:


                                       3.

     Selection of Indian matchlock rifles
     Sold on August 24, 1998 for
     (left to right) $31,050, $12,650 and $167,500

Photograph of cup with following caption below:

     Fine doucai enameled porcelain deep
     cup, Kangxi mark and period
     Sold for $37,375 on May 26, 1998

Photograph of painting with following caption below:

     Guy Rose, On Point Lobos, oil on canvas, 24"x29"
     Sold for $508,500, a new world record price for the artist, on June 25, 1998

Photograph of earrings with following caption below:

     Pair of sapphire, diamond,
     platinum earrings
     Sold for $14,950 on June 26, 1998

Screen shot of Butterfields' Yahoo! Auctions web page.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Except as otherwise specified, all information in this prospectus reflects the Company's reincorporation in Delaware prior to the completion of this offering and assumes no exercise of the underwriters' over-allotment option.

     This prospectus contains forward-looking statements. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" contain a discussion of some of the factors that could contribute to those differences.

                                  BUTTERFIELDS

OUR BUSINESS

     Established in 1865, we are the third largest auctioneer of fine and decorative art and collectibles in the United States. We are recognized throughout the industry for our ability to appraise and auction items ranging in value from several hundred dollars to over $1 million in every major category of art and collectibles, including paintings, furniture, jewelry, arms and armor, rare books, fine wine and entertainment memorabilia. We conduct over 100 specialty and estate auctions annually, serving a network of over 300,000 domestic and international fine art dealers, galleries, museums, foundations and private collectors.

     We compete in the high end and middle market for fine and decorative art and collectibles. Over the years, we have held auctions in which record prices were established in various auction categories, including antique arms and armor and furniture. Our reputation, broad geographic reach and full service capabilities provide us with a significant competitive advantage in the auction market for middle market properties. We are also able to provide our customers with a full range of services, including the expertise provided by our more than 50 specialists, who are able to appraise and market every major category of art and collectibles. Unlike most auction companies, including Christie's International plc and Sotheby's Holdings, Inc., our two largest competitors, we are able to process the entire contents of an estate, rather than only select items.

     We have introduced a number of innovations designed to broaden our customer base and increase the bidding activity at our auctions. Since 1988, we have regularly used video conferencing to conduct simultaneous auctions in multiple cities across the United States. In 1993, we co-founded the International Association of Auctioneers, a consortium of six leading regional auction houses in Europe, Australia and the United States that provides member firms with access to a database of over 300,000 international buyers. We recently entered into arrangements with eBay Inc., Yahoo! Inc. and Zing Network, Inc. to increase our ability to conduct auctions, deliver services and execute marketing campaigns on the Internet. We began conducting cyber auctions in January 1999 and we intend to offer real-time access to our live auctions over the Internet in February 1999.

OUR OPPORTUNITY

     We believe that our reputation, broad geographic reach and full service capabilities will allow us to take advantage of growth opportunities within the auction market for middle market properties, items generally ranging in value from $300 to $10,000. Although numerous regional auction companies focus on middle market properties, most specialize in a single or limited number of auction categories and many lack the access to outside capital required to significantly grow their operations. We believe that our established name and long-standing reputation will enable us to have an immediate presence as we enter new geographic markets. Toward this end, in June 1998, we acquired Dunnings, a prominent regional auction company founded in 1896 in the Chicago area.

     We believe that auctioning middle market properties over the Internet represents a significant growth opportunity for us. With the dramatic growth of the Internet, many online auction companies have emerged, several of which have announced intentions to expand into sales of middle market fine and decorative art and collectibles. We believe that our ability to authenticate and evaluate every major category of art and collectibles, as well as our ability to provide warranties to buyers, will give us a significant competitive advantage in auctioning higher priced and middle market properties over the Internet. We further believe that our established name and long-standing reputation will enable us to quickly establish an online presence and that our existing dealer network will provide us with high quality properties for our online auctions.

OUR STRATEGY

     Our objective is to leverage our reputation, broad geographic reach and full service capabilities to become recognized as the leading auctioneer of middle market properties. To achieve this objective, we intend to further expand geographically, increase our online auction presence, further integrate the Internet into our existing operations and increase our auction property categories.

                                  THE OFFERING

Common Stock offered.........................  1,500,000 shares
Common Stock to be outstanding after this      6,252,364 shares(1)
  offering...................................
Use of proceeds..............................  To fund S corporation distributions to stockholders, and for ongoing expansion,
                                               working capital and general corporate
                                               purposes
Proposed Nasdaq National Market Symbol.......  BFLD

                            ------------------------

     Our company was incorporated in California in July 1970 and intends to reincorporate in Delaware prior to the completion of this offering. Prior to 1970, we operated as a family-owned business. References in the prospectus to "Butterfields," "we," "our," "us" and the "Company" refer to Butterfield & Butterfield, Auctioneers Corp., a California corporation, and its subsidiary. Our executive offices are located at 220 San Bruno Avenue, San Francisco, California 94103 and our telephone number is (415) 861-7500. Our Web site is located at www.butterfields.com. Information contained on our Web site does not constitute part of this prospectus.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          YEAR ENDED        NINE MONTHS ENDED
                                                         DECEMBER 31,         SEPTEMBER 30,
                                                      ------------------    ------------------
                                                       1996       1997       1997       1998
                                                      -------    -------    -------    -------
CONSOLIDATED STATEMENTS OF INCOME DATA(2):
Revenues............................................  $17,068    $20,271    $13,555    $13,382
Expenses............................................   14,627     16,378     11,349     12,562
                                                      -------    -------    -------    -------
Income from operations..............................    2,441      3,893      2,206        820
Other income, net...................................      192        328        247        224
                                                      -------    -------    -------    -------
Income before income taxes..........................    2,633      4,221      2,453      1,044
Pro forma provision for income taxes(3).............   (1,053)    (1,689)      (981)      (418)
                                                      -------    -------    -------    -------
Pro forma net income(3).............................  $ 1,580    $ 2,532    $ 1,472    $   626
                                                      =======    =======    =======    =======
Pro forma net income per share(3)(4)................             $  0.49               $  0.12
                                                                 =======               =======
Weighted average shares used in computing pro forma
  net income per share(4)...........................               5,123                 5,123
                                                                 =======               =======

                                                                AS OF SEPTEMBER 30, 1998
                                                              ----------------------------
                                                                             PRO FORMA AS
                                                                ACTUAL       ADJUSTED(5)
                                                              -----------   --------------
CONSOLIDATED BALANCE SHEET DATA(2):
Working capital.............................................    $ 1,336        $12,891
Total assets................................................     14,529         26,202
Long-term debt, net of current portion......................        820            820
Total stockholders' equity..................................      4,840         16,513

------------------------------
(1) Excludes 914,841 shares of common stock reserved for issuance pursuant to our 1999 Equity Incentive Plan.

(2) The financial statements of our company and our subsidiary, Butterfield's Credit Corporation, Inc. ("BCCI"), were previously presented on a combined basis. Immediately prior to the completion of this offering, the shareholders of BCCI will contribute their shares of BCCI stock to us. The previously issued combined results are presented as consolidated.

(3) Assuming a combined federal and state tax rate of 40%, which we believe approximates the statutory tax rates that would have applied if we had been taxed as a C corporation during those periods. In connection with this offering, our S corporation status will be terminated and we will become subject to federal and state income taxes.

(4) Reflects the sale of 370,593 shares of stock, as of January 1, 1997, required to fund $3.6 million of S corporation distributions through September 30, 1998. See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.

(5) Gives effect to (i) $1.2 million of S corporation distributions made subsequent to September 30, 1998 and (ii) $2.4 million of previously undistributed accumulated S corporation earnings to be distributed prior to the completion of the offering, as if the distributions had occurred on September 30, 1998. Total distributions subsequent to September 30, 1998 are expected to be approximately $6.3 million. Reflects application of the estimated net proceeds from the sale of the 1,500,000 shares of common stock offered in this offering, after deducting the estimated underwriting discount and estimated offering expenses. See "Use of Proceeds."

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks described below in addition to the other information in this prospectus before deciding to invest in shares of our common stock.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO GROW.

     To capitalize on the opportunities that exist in the business of auctioning fine and decorative art and collectibles, we must continue to grow. We intend to grow by increasing our customer base and increasing the number and size of our auctions. In order to accomplish these objectives, we will have to do one or more of the following:

     - expand into geographic regions unserved or underserved by us by growing internally or acquiring auction companies, with an initial focus on the midwestern United States;

     - conduct auctions and deliver services on the Internet;

     - expand our marketing programs by, among other things, using the Internet;

     - expand and enhance our existing services; and

     - acquire auction companies that auction property in categories that we have not traditionally auctioned.

     We may be unable to complete any of the above activities successfully.

OUR GROWTH WILL DEPEND ON OUR ABILITY TO CONDUCT BUSINESS ON THE INTERNET.

     Our strategy for growth includes conducting auctions and delivering services on the Internet. The auction of goods on the Internet, particularly fine and decorative art, is a new and unproven market. Until recently, we exclusively operated on a business model that attracted sellers and buyers through traditional means of commerce. To achieve growth through the Internet, we must successfully integrate this new medium into our current operations and then convince existing and potential buyers and sellers to accept the Internet as a medium through which they can participate in the auction of fine and decorative art and collectibles. Rapid growth in the use of and interest in the Internet is a recent development, and this use and interest may not continue to develop. Even if it does, we may face increased competition from other companies currently using the Internet to facilitate the sale of property or companies that decide to use it in that manner in the future. Our ability to grow will be limited if we are unable to successfully conduct auctions and deliver services on the Internet.

THERE ARE MANY RISKS ASSOCIATED WITH OUR RECENT AND POTENTIAL ACQUISITIONS.

     As part of our growth strategy, in June 1998, we acquired Dunnings Auction Service, Inc. ("Dunnings"), a prominent auction company located in the Chicago area. The acquisition of Dunnings allowed us to establish a presence in the midwestern United States, a region in which we previously conducted minimal activity. If we are presented with the opportunity, we may in the future acquire other companies with businesses complementary to ours.

     Acquisitions involve many risks and challenges that we might not successfully overcome. These risks include the following:

     - diversion of management's attention from other business concerns;

     - increased fixed costs, which could cause profits to decrease;

     - disruption of our ongoing business and operations, which could, among other things, impair our reputation and our relationships with customers and employees and potentially cause the loss of our own key employees or those of an acquired company;

     - integration of an acquired company's personnel and operations with our personnel and operations;

     - maintenance of our standards, controls, procedures and policies; and

     - entry into new geographic markets or auction property categories in which we have limited experience.

     We have only made two acquisitions in the last seven years and we therefore have limited experience with completing and integrating acquisitions. In addition, we incurred substantial costs when we acquired Dunnings, and we would expect to incur substantial costs in connection with any future acquisitions. We may be unable to successfully integrate any business or personnel that we might acquire in the future. Future acquisitions also could result in the following:

     - negative impact on earnings;

     - issuances of equity securities that may dilute your interest in our company;

     - our taking on additional debt;

     - our becoming responsible for significant liabilities of companies we acquire; or

     - large one-time write-offs and amortization expenses related to goodwill and other intangible assets.

     We currently do not have any agreements, nor are we conducting negotiations, with respect to any acquisition. Nonetheless, we continually evaluate acquisition opportunities. We may be unable to successfully identify suitable acquisition candidates or successfully negotiate or finance any future acquisition transactions.

WE MAY EXPERIENCE LOSSES IN THE FUTURE.

     Although historically we have operated our business at a profit, our past performance may not be indicative of our future results. Our future operating results will depend on many factors, including the following:

     - general economic conditions;

     - the availability of auction properties;

     - the costs associated with and the success of any current or future acquisitions;

     - the costs associated with and the success of our efforts to conduct auctions and deliver services on the Internet;

     - consumer spending habits;

     - changes in competitive conditions; and

     - conditions in the market for fine and decorative art and collectibles.

     Any one of these factors could cause our operating results to vary significantly in the future. We plan our operating expenditures based on anticipated revenues. As a result of the uncertainties associated with the factors listed above, we may be unable to accurately forecast our revenues. Because we have many fixed operating expenses, if revenues in a particular period do not meet expectations, our operating results may be adversely affected.

WE MAY BE UNABLE TO MANAGE OUR GROWTH.

     As we add marketing, sales and other personnel, expand our capability to conduct auctions and deliver services on the Internet, establish additional offices, and expand and enhance our services, we expect to undergo significant growth in all areas of operation. To the extent our future growth is significant it may strain our management, operational, financial and other resources. To manage our expected growth we must do the following:

     - upgrade or replace existing management, operational and financial systems;

     - train, manage and motivate a growing employee base;

     - hire additional finance, administrative and operations personnel; and

     - hire additional fine art and other specialists and appraisers.

     We may not complete in a timely manner the improvements to our systems, procedures and controls necessary to support our future operations. In addition, we may be unable to attract or retain required personnel, and our management may be unable to develop the additional expertise required to, among other things, conduct auctions, deliver services and execute marketing campaigns on the Internet.

OUR SALES ARE DEPENDENT ON DISCRETIONARY CONSUMER SPENDING AND OTHER MARKET CONDITIONS.

     Sales of fine and decorative art and collectibles are dependent on discretionary consumer spending and will be affected by general market conditions. Many factors affect discretionary consumer spending, including employment levels, business conditions, interest rates, inflation and tax rates. Spending on the types of luxury items that we typically auction are impacted by these factors more than sales of consumer products in general. A decline in consumer spending could adversely affect our business.

     Market conditions impact the dollar volume spent on the types of luxury items we auction. Some of the market conditions that could cause the dollar volume spent in our auctions to decrease include the following:

     - fewer works of art offered for sale at auction;

     - decline in the prices buyers are willing to pay; and

     - shifts in consumer trends.

     As buyers' tastes change and economic conditions fluctuate, the supply, demand and dollar volume of fine and decorative art and collectibles available to be sold at auction could decrease.

OUR BUSINESS IS SEASONAL AND OUR QUARTERLY OPERATING RESULTS ARE LIKELY TO FLUCTUATE.

     Our operating results have varied from quarter to quarter in the past. One of the reasons for this variation is the seasonality that results from traditional fall and spring auction seasons. Typically, we incur losses in the first and third quarters and experience peaks in our auction revenues and operating income in the second and fourth quarters of each year. We expect the fluctuations in our quarterly results to continue in the future as a result of seasonality and the other factors discussed above that could affect our ability to sustain profitability. See "Risk Factors--We May Experience Losses in the Future" and "--Our Sales Are Dependent on Discretionary Consumer Spending and Other Market Conditions." The following factors also will affect our quarterly results:

     - the timing of our auctions in comparison to our competitors' auctions;

     - the popularity and availability of certain categories of art and collectibles; and

     - the unpredictability of our ability to attract large collections and estates.

     Quarterly fluctuations and seasonality make it difficult to forecast our revenues and operating results. We expect that our quarterly revenues, expenses and operating results will vary significantly in the future. We believe that period-to-period comparisons of our results are not necessarily indicative of future performance. It is likely that in some future quarters or years our operating results will fall below the expectations of securities analysts or investors, which could adversely affect the trading price of our common stock.

WE MAY BE UNABLE TO ACQUIRE HIGH QUALITY AUCTION PROPERTY ON A CONSISTENT BASIS.

     Our future success will depend in large part on our ability to maintain an adequate inventory of high quality auction property, particularly fine and decorative art and collectibles. The number of pieces available for auction is limited, and we compete intensely with other auction companies and art dealers for the acquisition of high quality auction properties. We rely on our highly trained staff to establish and maintain relationships with the primary sources of auction property, including fine art dealers, fiduciaries of estates, museums and private collectors. Our ability to maintain a sufficient inventory of high quality auction properties also will depend on the ongoing satisfaction of both sellers and buyers with our services.

CAPACITY CONSTRAINTS COULD ADVERSELY AFFECT OUR INTERNET BUSINESS.

     We may generate a high volume of traffic and transactions on our Web site if we successfully implement our Internet strategy. We currently are expanding and upgrading our systems in anticipation of increased traffic on our Web site and increased numbers of participants in our Internet auctions. Any substantial increase above the expected traffic volume and participant numbers will require us to further expand and upgrade our technology, transaction processing systems and network infrastructure. We may be unable to accurately project the rate or timing of any increases or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely manner. The satisfactory performance, reliability and availability of our Web site, processing systems and network infrastructure will be critical to our ability to attract and serve the large numbers of buyers and sellers that we expect will participate in our auctions and utilize our services on the Internet.

     We depend on third parties to provide us with Internet capacity and other services. One or more of our third-party providers may fail to provide us with the capacity or other services we require. The failure of any of these third-party systems or any interruption of the services that these third parties provide to us could result in the interruption of our Internet auctions or other online services. Any disruption that results in the unavailability of our services or reduced customer access to our Web site would diminish the attractiveness of our Internet auctions or other online services.

ONLINE COMMERCE INVOLVES MANY RISKS.

     Our future success will depend in part on the maintenance of the Internet infrastructure, such as a reliable network backbone that provides adequate speed, data capacity and security. Our success also will depend on the timely development of products such as high speed modems that enable reliable Internet access and services. If the Internet continues to experience significant growth in the number of users, frequency of use and amount of data transmitted, the Internet infrastructure may be unable to support the demands placed on it and the performance or reliability of the Internet may be adversely affected. In addition, the Internet could lose its commercial viability as a form of media due to delays in the development or adoption of new standards, security measures and ways to process increased levels of Internet activity. The infrastructure or complementary products and services necessary to establish and maintain the Internet as a viable commercial medium may not be developed. Even if they are developed, the Internet may not become a viable commercial medium for us or our buyers and sellers.

     Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users also may inhibit the growth of the Internet and other online services as a means of conducting commercial transactions. As we expand our electronic commerce services, we will rely on encryption and authentication technology licensed from third parties in an effort to secure transmission of confidential information, such as customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise of the methods we use to protect customer transaction data. We may need to spend significant funds or other resources to protect against the threat of security breaches or to address problems caused by breaches. Although we intend to implement industry-standard security measures, these measures may not be effective. If our activities or those of our business partners involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage our reputation and expose us to a risk of loss or litigation.

     Despite the implementation of security measures, our networks and those of our business partners may be vulnerable to unauthorized access, computer viruses and other disruptions. Anyone who is able to avoid our security measures or those of our business partners could misappropriate our proprietary information or cause interruptions in our Internet operations. Internet and online service providers have in the past experienced, and may in the future experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH PRICE GUARANTEES, ADVANCES AND WARRANTIES.

     We generally offer our services to sellers on a straight commission basis. In special circumstances, we may guarantee a seller a minimum price for the sale of items or may advance funds to a seller. For all items purchased at auction, we warrant free and clear title, as well as the provenance (or origin) and authenticity of the property.

     Price Guarantees. From time to time we give price guarantees to sellers. In these instances, a seller receives the guaranteed amount from us following the auction, regardless of the actual proceeds we receive from the auction. If the auction proceeds are less than the amount guaranteed, we will incur a loss. In 1996, we lost a total of $190,000 due to guarantees, and in 1997, we lost a total of $90,000 due to guarantees. We did not experience a loss due to guarantees in the nine months ended September 30, 1998. A significant increase in our losses from guaranteeing prices for properties we auction could have an adverse effect on our business.

     Cash Advances. In certain situations we will advance funds to a seller based on the estimated value of the property consigned. We secure advances with the property to be auctioned. We advance funds only after we have taken physical possession of the property to be auctioned. If we do not receive sufficient proceeds from the auction to cover the amount of the advance, plus accrued interest, the seller is required to repay the difference. If we are unable to recover this difference, we incur a loss. We did not experience any losses from advances in 1996. Total losses from advances were $41,000 in 1997 and were $10,000 in the nine months ended September 30, 1998. Total advances outstanding as of September 30, 1998 were $2.4 million. A significant increase in our losses from advancing funds to sellers could adversely affect our business.

     Warranties. We warrant the title, provenance and authenticity of each item sold at auction. If the original buyer notifies us in writing within six months of the date of sale of any property that any of these characteristics is in doubt, we require that the buyer substantiate his or her claim in writing with written opinions from two experts. If we cannot substantiate the questioned characteristics, the buyer may rescind his or her purchase and we will refund the price paid at auction to the buyer. When a purchase is rescinded, the seller is required to refund the hammer less sellers' commissions and other sellers' fees. Although rescissions of sales have not had an adverse effect on our net income in the past, a significant increase in rescissions in the future could adversely affect our operating results.

OUR BUSINESS IS INTENSELY COMPETITIVE.

     We compete directly with international and regional auction companies and indirectly with dealers. Our competitors include the two largest international auction companies, Sotheby's Holdings, Inc. and Christie's International plc, as well as many regional auction companies. Sotheby's and Christie's have significantly greater name recognition and financial and marketing resources than we do and each had total auction sales (hammer plus buyers' premiums) of approximately $2 billion in 1997. To the extent either of these auction companies increases its focus on middle market properties, our business could be adversely affected. In addition, any of the hundreds of regional competitors, as well as competitors of which we currently are not aware, could expand into geographic markets or the Internet auction market before we are able to successfully execute our strategies in these areas.

     Many factors influence a seller's or buyer's decision to work with a particular auction company or dealer. These factors include the following:

     - prior relationships;

     - reputation and historic level of achievement in attaining high sale prices in an item's specialized category;

     - the level of expertise in general with respect to a specialized product category;

     - commission levels offered and buyers' premiums charged;

     - ability to satisfy the expectations of the sellers;

     - availability and breadth of related services offered, such as appraisal services and short-term financing; and

     - style and extent of pre-sale marketing.

We may be unable to compete successfully with our current and future competitors' property and service offerings.

     As part of our growth strategy, we intend to expand our operations into underserved geographic markets, however existing or new competitors may enter these markets and establish successful operations before we do. Moreover, as we expand our Internet operations, we will face new and often unfamiliar competitors, as well as traditional auction companies. For example, Sotheby's recently announced that it will begin conducting auctions online to sell art, jewelry and collectibles. Few barriers to entry exist for conducting auctions online and other traditional auction companies could easily and quickly do the same.

WE ARE DEPENDENT ON OUR MANAGEMENT AND KEY PERSONNEL.

     Due to the specialized nature of our business, we need to continue to attract, retain, manage and motivate skilled employees, particularly specialists and senior management. There is significant competition for employees with the skills required to perform the services we offer. In particular, qualified specialists are in great demand by other auction companies. Factors that will affect our ability to attract and retain qualified employees include the continued supply of high quality properties, compensation and other incentives and the level of internal support we provide. If we do not continue to attract and retain these employees, we may be unable to acquire auction property or attract buyers in sufficient numbers in the future.

     Our success also will depend to a significant degree on sellers' willingness to consign property for sale at our auctions. A seller's willingness to consign property often depends in large part on the relationships that the seller has established with certain of our employees, particularly our specialists. We may have to allocate significant staff resources to redevelop relationships if any specialist leaves our company, and despite such efforts, we may be unsuccessful in redeveloping those relationships. In addition, the departure of one of our specialists to work for one of our competitors could result in sellers consigning property with that competitor.

     Our future performance and development also will continue to depend largely on the efforts and abilities of our senior management team. We typically do not enter into employment or non-competition agreements with our employees. The loss of the services of a group of these individuals, especially to any existing or future competitors, would have an adverse effect on our business.

CHANGES IN GOVERNMENT REGULATION COULD ADVERSELY IMPACT OUR BUSINESS.

     Due to the increasing popularity and use of the Internet and online services, laws and regulations may be adopted with respect to the Internet or online services covering issues such as user privacy, pricing, taxation, distribution and the characteristics and quality of products and services. Regulations like these could limit growth in use of the Internet generally and decrease the acceptance of the Internet as a commercial medium. Our Internet operations also may be subject to other federal, state, local or foreign laws, regulations and policies, either now existing or that may be adopted in the future. These laws or regulations could subject us to significant liability, significantly limit growth in Internet usage, prevent us from offering certain Internet products or services or otherwise have an adverse effect on our business.

     Regulation of the auction business in general varies from jurisdiction to jurisdiction. Numerous states, including the state of California (in which our headquarters are located), have regulations regarding the manner in which auctions may be conducted and the liability of auctioneers for how they conduct auctions. In addition, we are required to obtain a license in various jurisdictions with respect to some of the properties we sell at auction. Historically, neither these regulations nor the licensure requirements have adversely affected our business or operations, however, changes in the regulations or licensure requirements could increase the complexity and costs of conducting auctions and thereby decrease our ability to attract sellers and buyers.

OUR BUSINESS COULD BE ADVERSELY IMPACTED BY YEAR 2000 COMPLIANCE RISKS.

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     We are heavily dependent upon the proper functioning of our own computer and data-dependent systems. This includes, but is not limited to, our systems in information, business, finance, operations, administration and service. Any failure or malfunctioning on the part of these or other systems could adversely affect our business in ways that we currently do not know and cannot discern, quantify or otherwise anticipate.

     We have begun to implement a Year 2000 compliance project consisting of three phases. In the first phase, we tested all computer applications that are critical to our business cycle. The second phase involves testing non-critical computer applications and hardware. During the third phase, we will attempt to identify our vendors whose services may be impacted by the Year 2000 issue. We are conducting each phase in parallel.

     We may be unable to implement the upgrades necessary to resolve any significant problems we discover in our testing efforts. Even if we do make these upgrades, they may not be effective in addressing the problems identified. If required upgrades are not completed in a timely manner or are not successful, our business could be adversely affected.

     We currently have only limited information on Year 2000 compliance by our key vendors. Our key vendors' operations could be adversely affected if they do not successfully and timely achieve Year 2000 compliance. If our key vendors experience Year 2000 compliance issues, then our business could be adversely affected.

     We cannot guarantee that our plan will adequately address the Year 2000 issue in a timely manner or that we will be able to upgrade any or all of our major systems in accordance with our plan. In addition, we cannot assure that any upgrades will effectively address the Year 2000 issue. If we do not complete required upgrades on time, or if they are not successful, we may be unable to conduct our business, which would have an adverse effect on our business. Furthermore, we cannot guarantee that other companies will make necessary, timely and successful conversions to their systems on which our systems depend. Although we intend to, we have not yet established a contingency plan detailing actions that will be taken in the event that the execution of our Year 2000 plan is not successfully completed on a timely basis.

WE ARE CONTROLLED BY CERTAIN STOCKHOLDERS AND MANAGEMENT.

     Following the closing of this offering, three stockholders, all of whom are Board members and two of whom are officers of the Company, will beneficially own a total of approximately 76.0% of our outstanding common stock (73.4% if the underwriters' over-allotment option is exercised in full). As a result, these stockholders, acting together, will be able to control all matters requiring approval of our stockholders and thereby control our management and affairs. Matters that typically require stockholder approval include the following:

     - election and removal of directors;

     - merger or consolidation of our company; and

     - sale of all or substantially all of our assets.

     This concentration of ownership could delay, defer or prevent acts that would result in a change of control, which in turn could reduce the market price of our common stock.

OUR PRIOR S CORPORATION STATUS COULD RESULT IN FUTURE TAX LIABILITY.

     Since November 1989, we have been an S corporation for federal income tax purposes. Unlike a C corporation, an S corporation generally is not subject to income tax at the corporate level. We intend to terminate our status as an S corporation and become a C corporation as of a date shortly before completion of this offering. If S corporation status were denied for any period prior to this termination by reason of a failure to satisfy the S corporation requirements of the Internal Revenue Code of 1986, as amended, we would be subject to income tax as a C corporation for those periods.

MANAGEMENT WILL HAVE BROAD DISCRETION OVER THE ALLOCATION OF PROCEEDS FROM THIS OFFERING.

     We plan to use the net proceeds of this offering for continued expansion activities and general corporate purposes. As part of our expansion efforts, we intend to use approximately $800,000 to remodel a gallery that we recently purchased in Chicago, Illinois. In addition, we intend to use some of the proceeds from this offering to make distributions in a total amount of $5.1 million to the Company's existing stockholders. These distributions will be distributions of previously undistributed accumulated S corporation retained earnings. Management will have broad discretion in using the remaining proceeds. Pending any specific needs, we expect to invest the net proceeds in short-term, investment-grade obligations for an indefinite period of time. We cannot guarantee that any invested proceeds will yield a significant return.

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR COMMON STOCK AND OUR STOCK PRICE MAY BE VOLATILE.

     Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price of our common stock will be determined through negotiations between us and the representative of the underwriters, and may not be indicative of prices that will prevail in the trading market. You should read the "Underwriting" section for a more complete discussion of the factors to be considered in determining the initial public offering price of our common stock.

     You may be unable to resell your shares at or above the initial public offering price due to a number of factors, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in earnings or other estimates made by securities analysts;

     - our ability to successfully implement our strategy; and

     - changes in business conditions affecting us, our customers and our competitors.

     In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Periods of volatility in the market price of a company's securities often generate securities class action claims by stockholders. Any such litigation against us could result in substantial costs and loss of resources.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE.

     The assumed initial offering price is substantially higher than the net tangible book value of $2.11 per share that our outstanding common stock will have immediately after this offering. Accordingly, if you purchase shares, you will incur immediate and substantial dilution of approximately $8.89 in the net tangible book value per share from the price you paid.

A SIGNIFICANT NUMBER OF SHARES ARE ELIGIBLE FOR SALE AND THEIR SALE COULD DEPRESS OUR STOCK PRICE.

     After this offering, we will have outstanding 6,252,364 shares of common stock. The federal securities laws impose certain restrictions on the ability of stockholders to resell their shares. In addition, our existing stockholders have agreed not to sell their shares for a period of 180 days after the date of this prospectus, without the prior written consent of First Security Van Kasper. Upon expiration of the 180 day lock-up period, all of the 4,752,364 shares of our common stock held by existing stockholders will become available for sale in the public market (subject to certain volume restrictions imposed by the federal securities laws).

SOME ANTI-TAKEOVER PROVISIONS OF OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY AFFECT THE PRICE OF OUR COMMON STOCK.

     Certain provisions of our charter documents and Delaware law may make it more difficult for a third party to acquire control of us, even if a change of control would be beneficial to stockholders. Our Board can issue up to 5,000,000 shares of preferred stock without stockholder approval. The issuance of preferred stock could make it more difficult for a third party to acquire our company. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of our common stock.

                           PRIOR S CORPORATION STATUS

     Since November 1989, the Company has been treated for federal income tax purposes as a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended, and comparable state tax laws. As a result, the Company's earnings through the day preceding the date of termination of S corporation status (the "Termination Date") have been or will be, as the case may be, taxed, with certain exceptions, for federal and certain state income tax purposes directly to the Company's current stockholders. The Termination Date will occur immediately prior to the completion of this offering.

     The Company has previously made distributions to its stockholders to provide the stockholders with funds to assist in paying federal and state income taxes on the undistributed earnings of the Company. Prior to the Termination Date, the Company will make an additional S corporation distribution of $5.1 million to the Company's current stockholders, which approximately equals the estimated earned and previously undistributed taxable S corporation income of the Company through the day preceding the Termination Date. See "Use of Proceeds" and Note 1 of Notes to Consolidated Financial Statements. As of the Termination Date, the Company will no longer be treated as an S corporation and will be fully taxable pursuant to federal and state income tax laws. The Company and its current stockholders will enter into an agreement (the "Tax Indemnification Agreement") providing that the Company will be indemnified by the Company's current stockholders with respect to any federal, state or local corporate income taxes the Company is required to pay as a result of the Company's failure to qualify as an S corporation with respect to tax returns in which the Company reported its income as an S corporation. The Tax Indemnification Agreement also will provide that the Company will indemnify the Company's current stockholders on an after-tax basis with respect to any federal, state or local income taxes (plus interest and penalties) paid or required to be paid by such stockholders, and such stockholders will pay to the Company any refunds of federal, state or local income taxes (including interest received thereon) received by (or credited to) such stockholders, as a result of a subsequent adjustment in income of the Company with respect to any tax return in which the Company reported its income as an S corporation.

                                USE OF PROCEEDS

     The Company is offering a total of 1,500,000 shares in this offering. The net proceeds to the Company from the sale of the 1,500,000 shares of common stock, at an assumed public offering price of $11.00 per share, will be approximately $14.6 million ($16.9 million if the Underwriters fully exercise their over-allotment option), after deducting the estimated underwriting discount and estimated offering expenses payable by the Company.

     The Company will use approximately $5.1 million of the net proceeds from this offering to fund the payment of previously undistributed accumulated S corporation retained earnings to the Company's existing stockholders. See "Prior S Corporation Status." In addition, approximately $800,000 of net proceeds will be used to remodel a gallery that the Company recently purchased in Chicago. The balance of the net proceeds will be used for working capital, further expansion in the midwestern United States, further development of its online capabilities and general corporate purposes, including possible acquisitions. The Company is not negotiating any such acquisitions as of the date of this prospectus, nor has the Company allocated any portion of the net proceeds for any specific acquisition.

     The Company believes that its available cash, cash equivalents and short-term investments, together with the net proceeds of this offering, will be sufficient to meet its capital requirements for the foreseeable future. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term, investment-grade securities.

                                DIVIDEND POLICY

     Historically, the Company made certain distributions to its stockholders as a result of its status as an S corporation. See "Prior S Corporation Status" and
Note 1 to Consolidated Financial Statements. Upon completion of this offering, the Company intends to retain any future earnings to support operations and to finance the growth and development of its business. The Company does not anticipate paying any cash dividends for the foreseeable future.

                                    DILUTION

     The actual net tangible book value of the Company as of September 30, 1998 was $4.2 million, or $0.88 per share. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the total $6.3 million distribution to be made to the Company's existing stockholders of undistributed taxable S corporation earnings and to the increase in deferred tax assets related to the termination of subchapter S status, the pro forma net tangible book deficit of the Company at September 30, 1998 would have been $1.4 million, or $0.29 per share. After giving effect to the sale of the shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share, and after deduction of the estimated underwriting discount and estimated offering expenses, the pro forma net tangible book value of the Company at September 30, 1998 would have been $13.2 million, or $2.11 per share. This represents an immediate increase in such net tangible book value of $1.23 per share to the existing stockholders and an immediate dilution of $8.89 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $11.00
  Net tangible book value as of September 30, 1998..........  $0.88
  Increase per share attributable to new investors..........   1.23
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................  $2.11
Dilution per share to new investors.........................           $ 8.89
                                                                       ======

     The following table summarizes, on a pro forma basis as of September 30, 1998, the difference between the existing stockholders and the new investors purchasing shares in this offering with respect to the number of shares of common stock purchased from the Company, the total consideration paid and the average price paid per share (based upon deducting the $3.6 million distribution of earnings accumulated through September 30, 1998, the increase in deferred tax assets resulting from the termination of S corporation status, an assumed initial public offering price of $11.00 per share and before deducting the estimated underwriting discount and estimated offering expenses payable by the Company):

                                        SHARES PURCHASED        TOTAL CONSIDERATION     AVERAGE PRICE
                                      --------------------    -----------------------        PER
                                       NUMBER      PERCENT      AMOUNT       PERCENT        SHARE
                                      ---------    -------    -----------    --------   -------------
Existing stockholders...............  4,752,364      76.0%    $ 1,943,000        10.5%     $ 0.41
New investors.......................  1,500,000      24.0      16,500,000        89.5       11.00
                                      ---------     -----     -----------    --------
          Total.....................  6,252,364     100.0%    $18,443,000       100.0%
                                      =========     =====     ===========    ========

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1998, (1) on an actual basis, (2) on a pro forma basis to reflect $6.3 million of S corporation distributions made subsequent to September 30, 1998 and to be distributed to the existing stockholders in payment of previously undistributed accumulated S corporation earnings and the increase in deferred tax assets resulting from the termination of S corporation status (3) on a pro forma as adjusted basis to reflect the sale of the 1,500,000 shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share (after deducting the estimated underwriting discount and estimated offering expenses payable by the Company and the application of estimated proceeds from this offering). See "Prior S Corporation Status," "Use of Proceeds" and Note 1 of Notes to Consolidated Financial Statements.

                                                                  AS OF SEPTEMBER 30, 1998
                                                              --------------------------------
                                                                                    PRO FORMA
                                                              ACTUAL   PRO FORMA   AS ADJUSTED
                                                              ------   ---------   -----------
                                                                   (DOLLARS IN THOUSANDS)
Short-term borrowings, including current portion of long
  term debt.................................................  $1,171    $1,171       $ 1,171
                                                              ======    ======       =======
Long-term debt, net of current portion......................  $  820    $  820       $   820
Stockholders' equity:
  Preferred Stock, $.001 par value; no shares authorized
     actual and pro forma; 5,000,000 shares authorized pro
     forma as adjusted; no shares issued and outstanding....      --        --            --
  Common Stock, $.001 par value; 15,000,000 shares
     authorized, 4,752,364 shares issued and outstanding
     actual and pro forma; 6,252,364 shares issued and
     outstanding pro forma as adjusted(1)...................      48        48            63
  Additional paid-in capital................................   1,170      (756)       13,800
  Retained earnings.........................................   3,622        --            --
                                                              ------    ------       -------
     Total stockholders' equity.............................   4,840      (708)       13,863
                                                              ------    ------       -------
          Total capitalization..............................  $5,660    $  112       $14,683
                                                              ======    ======       =======

------------------------------
(1) Excludes 914,841 shares of common stock reserved for issuance pursuant to the Company's 1999 Equity Incentive Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The consolidated statements of income data for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from the Company's audited consolidated financial statements included elsewhere in this prospectus that have been audited by BDO Seidman, LLP, independent auditors. The consolidated statement of income data for the nine-month periods ended September 30, 1997 and 1998 and the consolidated balance sheet data as of September 30, 1998 are derived from unaudited financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements, and in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information. Results for the nine-month period ended September 30, 1998 may not necessarily be indicative of results for the full year ended December 31, 1998. The data set forth below should be read in conjunction with the Company's consolidated financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,       SEPTEMBER 30,
                                                    ------------------------    ------------------
                                                      1996           1997        1997       1998
                                                    ---------      ---------    -------    -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA(1):
Revenues..........................................   $17,068        $20,271     $13,555    $13,382
Expenses
  Salaries and related costs......................     8,389          9,590       6,486      7,227
  General and administrative costs................     4,161          4,391       3,253      3,397
  Auction and sale operating expenses.............     1,541          1,906       1,240      1,491
  Depreciation and amortization...................       536            491         370        447
                                                     -------        -------     -------    -------
          Total expenses..........................    14,627         16,378      11,349     12,562
                                                     -------        -------     -------    -------
Income from operations............................     2,441          3,893       2,206        820
Other income, net.................................       192            328         247        224
                                                     -------        -------     -------    -------
Income before income taxes........................     2,633          4,221       2,453      1,044
Pro forma provision for income taxes(2)...........    (1,053)        (1,689)       (981)      (418)
                                                     -------        -------     -------    -------
Pro forma net income(2)...........................   $ 1,580        $ 2,532     $ 1,472    $   626
                                                     =======        =======     =======    =======
Pro forma net income per share(2)(3)..............                  $  0.49                $  0.12
                                                                    =======                =======
Weighted average shares used in computing pro
  forma net income per share(3)...................                    5,123                  5,123
                                                                    =======                =======

                                                            AT DECEMBER 31,
                                                           ------------------    AT SEPTEMBER 30,
                                                            1996       1997            1998
                                                           -------    -------    ----------------
                                                                       (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA(1):
Working capital..........................................  $ 1,136    $ 1,859        $ 1,336
Total assets.............................................   15,861     20,353         14,529
Long-term debt, net of current portion...................       --        614            820
Total stockholders' equity...............................    4,229      4,911          4,840

------------------------------
(1) The financial statements of the Company and its subsidiary, BCCI, were previously presented on a combined basis. Immediately prior to the completion of this offering, the shareholders of BCCI will contribute their shares of BCCI stock to the Company. The previously issued combined results are presented as consolidated.

(2) Assuming a combined federal and state tax rate of 40%, which the Company believes approximates the statutory tax rates that would have applied to it if it had been taxed as a C corporation during all periods indicated. In connection with this offering, the Company's S corporation status will be terminated and it will become subject to federal and state income taxes.

(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties, including, without limitation, statements of the Company's plans, objectives, expectations and intention. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they may appear in this prospectus. The Company's actual results could differ materially from those anticipated or implied by the forward-looking statements discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors" as well as those discussed elsewhere herein.

OVERVIEW

     Established in 1865, Butterfields is the third largest auctioneer of fine and decorative art and collectibles in the United States. The Company is recognized throughout the industry for its ability to appraise and auction items ranging in value from several hundred dollars to over $1 million in every major category of art and collectibles, including paintings, furniture, jewelry, arms and armor, rare books, fine wine and entertainment memorabilia. The Company conducts over 100 specialty and estate auctions annually, serving a network of over 300,000 domestic and international fine art dealers, galleries, museums, foundations and private collectors. Butterfields currently has three regional galleries and a network of 12 business development representatives located in the United States, Munich, London and Brussels.

     The Company's revenues from live auctions are primarily generated by commissions and fees from the sale of property through auction. The variation of revenues from year to year is largely a function of property availability and market demand and conditions. Sellers of property generally make their own determinations as to when to make their property available for auction. Auctions are held at the Company's galleries in San Francisco, Los Angeles and the Chicago area. In addition to conducting simultaneous auctions by video conference at multiple locations, the Company also has the ability to conduct several auctions at the same time at a single location. "Hammer" represents the price for which an item sells at auction. A buyer's premium of 15% of the first $50,000 of hammer and 10% of any excess above $50,000 per lot is charged to all buyers. In addition to a seller's commission, which typically ranges from 10% to 25% of hammer, sellers are charged various fees depending on the auction format and marketing activities that are used for the property. These fees include fees for photography, insurance, reserve and cartage. The Company has only recently begun conducting cyber auctions, and the terms and conditions related to cyber auctions may vary as the Company gains experience with this new auction format. Additional revenues are derived from appraisals of fine art and collectibles and sales of the Company's catalogues.

     The unaudited table below sets forth total auction sales (hammer plus buyer's premium) for 1996, 1997, the nine months ended September 30, 1997 and the nine months ended September 30, 1998 for each property category.

                                                  YEAR ENDED        NINE MONTHS ENDED
                                                 DECEMBER 31,         SEPTEMBER 30,
                                              ------------------    ------------------
            PROPERTY CATEGORIES                1996       1997       1997       1998
            -------------------               -------    -------    -------    -------
                                                           (IN THOUSANDS)
Furniture and decorative art................  $24,265    $29,337    $19,562    $15,927
Fine art....................................   10,140     15,310      7,482      9,458
Collectibles................................   23,481     23,123     17,063     14,617
Estate and others...........................   11,058     15,570     11,321     12,570
                                              -------    -------    -------    -------
                                              $68,944    $83,340    $55,428    $52,572
                                              =======    =======    =======    =======

     For financial reporting purposes, the Company deducts hammer from its total auction sales. Reported revenues consist of buyers' premiums, sellers' commissions and other sellers' fees. In addition to sellers' commissions and buyers' premiums received from the sale of property consigned for auction, the Company also generates revenues from the sale of inventory it has purchased and loans to sellers. Material purchases made over the past two years have included jewelry, furniture, paintings and wine. Loans typically are made for 30% to 40% of the low estimate of the value of the consigned property. Estimates of property value are prepared by the Company's specialists. Competition and demand for consigned property may result in the Company making loans for more than 40% of the consigned property's value. Interest typically is charged on all loans and the property consigned is used as collateral. Below are tables reflecting the consignor advance portfolio and owned inventory balances at December 31, 1996 and 1997 and September 30, 1998.

                                                       AT DECEMBER 31,
                                                       ----------------   AT SEPTEMBER 30,
                                                        1996      1997          1998
                                                       ------    ------   ----------------
                                                                 (IN THOUSANDS)
Consignor advance portfolio..........................  $3,805    $1,358        $2,460
Inventory owned......................................     437     1,851         1,558

     Most buyers of auctioned property are required to make payment in cash or check prior to release of the property. Typically payment is received and the property is shipped to the buyer within 15 days of the sale. Some buyers are given credit terms and are permitted to take possession of the property before payment is made. Credit is granted to buyers who have an acceptable credit history and a significant spending history with the Company, normally exceeding $100,000 annually. Credit terms generally require payment 30 days after the date of the auction. Accounts receivable balances outstanding after 30 days typically are charged interest.

     The business cycle begins with a seller contracting with the Company to sell property at auction. Typically these contracts are signed from 12 to 24 weeks in advance of the scheduled auction date. A seller who wishes to take a loan typically will do so at this time. Upon completion of an auction, the Company incurs a liability to the seller in the amount of the hammer price, less applicable seller's commission and other seller's fees, and receives the cash proceeds of the sale, which include the hammer price, buyer's premium and any applicable sales taxes. The Company recognizes revenues from auction commissions and the buyer's premium on the date of the related sale. During this phase of the business cycle, the Company has significant cash balances and short-term liabilities. The Company "settles" a sale and pays the liability to the seller, less any outstanding loan balances, on the 35th day following the sale, commonly known as the settlement date. Upon payment to the seller, the Company's cash balance drops significantly, as do its short-term liabilities. The seasonal aspects of the fine art auction industry typically result in higher cash receipts in the second and fourth quarters and higher payments to sellers in the latter portions of the second and fourth quarters and the early portion of the first and third quarters.

     On occasion, the sale of a particular lot may be canceled due to nonpayment, questioned authenticity or provenance (the origin of a property). The Company typically does not pay a seller until payment is received from the buyer, substantially reducing the Company's risk of loss. If a buyer with credit terms purchases an item at auction and fails to pay, any loss is charged to bad debt expense rather than pursuing the seller for any sale proceeds disbursed. The Company did not have any bad debt expense in 1996. Bad debt expense in 1997 was $351,000 and was related to a default on a loan made by the Company to a former joint venture partner and buyers' failure to pay. In the nine months ended September 30, 1998, bad debt expense was $26,000 and was related to buyers' failure to pay. When a cancellation occurs due to provenance or authenticity, the Company will refund the buyer's payment and seek refund from the seller under the terms of the consignment agreement. Historically, sale cancellations have not had a material impact on the Company's net income.

     The Company has been taxed as an S corporation since November 1984. As a result, taxable income has been reported on the Company's stockholders' individual income tax returns and no federal tax has been imposed. The Company's S corporation status will terminate upon completion of this offering, and the Company will be subject to state and federal income taxes as a C corporation. The pro forma adjustments reflect federal and state income taxes as if the Company had been taxed as a C corporation during all periods shown.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain financial data for the Company expressed as a percentage of revenues (unless otherwise noted).

                                                           YEAR ENDED         NINE MONTHS ENDED
                                                          DECEMBER 31,          SEPTEMBER 30,
                                                        ----------------      ------------------
                                                        1996       1997        1997        1998
                                                        -----      -----      ------      ------
Revenues:
  Auction commissions and fees........................   97.7%      98.6%      98.2%       99.2%
  Financial services revenues.........................    2.3        1.4        1.8         0.8
                                                        -----      -----      -----       -----
          Total revenues..............................  100.0      100.0      100.0       100.0
                                                        -----      -----      -----       -----
Expenses:
  Salaries and related costs..........................   49.1       47.3       47.9        54.0
  General and administrative costs....................   24.4       21.7       24.0        25.4
  Auction and sale operating expenses.................    9.0        9.4        9.1        11.1
  Depreciation and amortization.......................    3.1        2.4        2.7         3.3
                                                        -----      -----      -----       -----
          Total expenses..............................   85.6       80.8       83.7        93.8
                                                        -----      -----      -----       -----
Income from operations................................   14.4       19.2       16.3         6.2
Other income, net.....................................    1.1        1.6        1.8         1.7
                                                        -----      -----      -----       -----
Income before taxes...................................   15.5       20.8       18.1         7.9
Pro forma provision for income taxes..................   (6.2)      (8.3)      (7.2)       (3.1)
                                                        -----      -----      -----       -----
  Pro forma net income................................    9.3%      12.5%      10.9%        4.8%
                                                        =====      =====      =====       =====

     NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

     Revenues. Revenues consist of buyers' premiums, sellers' commissions, sellers' fees, catalogue subscriptions, appraisal fees and revenues generated by financial services provided to auction buyers and sellers. These amounts are adjusted for gains and losses from the sale of inventory. Revenues decreased slightly from $13.6 million in the nine months ended September 30, 1997 to $13.4 million in the nine months ended September 30, 1998.

     Salaries and related costs. Salaries and related costs consist of payroll and personnel expenses. Salaries and related costs increased 11.4% from $6.5 million in the nine months ended September 30, 1997 to $7.2 million in the nine months ended September 30, 1998. This increase resulted from salary increases that were effective January 1, 1998 and salaries and related costs for additional management personnel. Salaries and related costs as a percentage of revenues increased from 47.9% in the nine months ended September 30, 1997 to 54.0% in the nine months ended September 30, 1998, primarily as a result of costs related to the Dunnings operations with no offsetting revenues from Dunnings and, to a lesser extent, lower sales in the third quarter of 1998 than occurred in the third quarter of 1997.

     General and administrative expenses. General and administrative expenses consist of rent, supplies, travel and utilities expenses. General and administrative expenses increased 4.4% from $3.3 million in the nine months ended September 30, 1997 to $3.4 million in the nine months ended September 30, 1998.

     Auction and sale operating expenses. Auction and sale operating expenses consist of marketing and advertising expenses. Auction and sale operating expenses increased 20.2% from $1.2 million in the nine months ended September 30, 1997 to $1.5 million in the nine months ended September 30, 1998, and increased as a percentage of revenues from 9.1% in the nine months ended September 30, 1997 to 11.1% in the nine month ended September 30, 1998. These increases were due to costs associated with increased solicitation advertising for consignments of property.

     Other income, net. Other income, net consists of non-recurring items such as gains on sales of fixed assets and legal settlements and interest on the Company's short-term investments, cash and cash equivalents, less interest expense associated with the Company's line of credit and long-term debt. Other income, net decreased

9.3% from $248,000 in the nine months ended September 30, 1997 to $225,000 in the nine months ended September 30, 1998, primarily due to the gain realized from the sale of a fixed asset in 1997.

     YEARS ENDED DECEMBER 31, 1996 AND 1997

     Revenues. Revenues increased 18.8% from $17.1 million in 1996 to $20.3 million in 1997, primarily due to more robust market conditions in 1997 as compared to 1996, including the auction of two single-owner estates and a museum deaccession auction in 1997.

     Salaries and related costs. Salaries and related costs increased 14.3% from $8.4 million in 1996 to $9.6 million in 1997 due to the implementation of a new incentive bonus system, salary increases and additional salaries for new personnel.

     General and administrative expenses. General and administrative expenses increased 5.5% from $4.2 million in 1996 to $4.4 million in 1997 due to increased rents, maintenance and repairs to the Company's facilities and computer hardware and software purchases.

     Auction and sale operating expenses. Auction and sale operating expenses increased 23.7% from $1.5 million in 1996 to $1.9 million in 1997, primarily due to an increase in bad debt expense related to a default on a loan made by the Company to a former joint venture partner.

     Other income, net. Other income, net increased 71.5% from $191,000 in 1996 to $328,000 in 1997, primarily due to increased interest income on higher cash balances in 1997 and the sale of an encumbered fixed asset in 1997.

QUARTERLY OPERATING RESULTS AND FLUCTUATIONS

     The following table presents certain unaudited actual and pro forma financial data for each of the three-month periods in the seven quarters ended September 30, 1998. This information has been derived from the Company's unaudited consolidated financial statements and has been prepared on the same basis as the audited consolidated financial statements contained in this prospectus, and, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the periods presented. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. The operating results for any period are not necessarily indicative of results to be expected for any subsequent period. The pro forma adjustments reflect federal and state income taxes as if the Company had not elected S corporation status for income tax purposes and instead had been taxed at C corporation rates for all periods presented. See "S Corporation Distributions" and Notes 1 and 6 of Notes to Consolidated Financial Statements.

                                                                  QUARTERS ENDED
                               ------------------------------------------------------------------------------------
                               MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,
                                 1997         1997        1997         1997        1998         1998        1998
                               ---------    --------    ---------    --------    ---------    --------    ---------
                                                              (DOLLARS IN THOUSANDS)
Revenues.....................   $3,866       $6,282      $3,407       $6,716      $4,005       $6,228      $ 3,149
Income (loss) from
  operations.................      225        2,253        (272)       1,687         247        2,005       (1,432)
Income (loss) before income
  taxes......................      398        2,257        (230)       1,796         338        2,021       (1,315)
Pro forma benefit (provision)
  for income taxes...........     (159)        (903)         92         (719)       (135)        (809)         526
Pro forma net income
  (loss).....................      239        1,354        (138)       1,077         203        1,212         (789)

     The worldwide art auction market is most active in the spring and fall. Accordingly, sales activity during the first and third quarters tends to be lower than in the second and fourth quarters. The Company typically operates at a loss until well into the spring auction season, which occurs in the second quarter. At times the Company has been successful in reducing the effects of seasonality, as it did in 1997 and 1998 when the Company conducted additional specialty auctions. The Company expects that it will operate at a loss into the spring auction season in future years.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has funded its cash requirements to date primarily through cash generated from operations, bank borrowings and borrowings from affiliated individuals. The Company's operating activities provided cash of $8.1 million and $8.7 million in 1996 and 1997, respectively, and used cash of $5.2 million in the nine months ended September 30, 1998. Investing activities, consisting of the purchase and sale of property and equipment, used cash of $1.1 million in 1996, provided cash of $137,000 in 1997 and used cash of $561,000 in the nine months ended September 30, 1998.

     Financing activities consist of proceeds from and payments on borrowings and contributions from and distributions to stockholders. Financing activities used cash of $5.8 million, $3.9 million and $371,000 in 1996, 1997 and the nine months ended September 30, 1998, respectively. The Company historically has paid distributions to its stockholders as a result of its S corporation status. The Company did not make any S corporation distributions to stockholders in 1996 and made S corporation distributions totaling $3.7 million in 1997 and $1.3 million in the nine months ended September 30, 1998. Subsequent to September 30, 1998, the Company made additional distributions totaling $1.2 million. The Company expects to make an S corporation distribution in the amount of $5.1 million to its existing stockholders, which will be paid from the proceeds from this offering. See "Prior S Corporation Status."

     The Company had $1.3 million in working capital at September 30, 1998, compared to $1.9 million in working capital at December 31, 1997. The Company's working capital requirements relate primarily to cash needed to fund operations as a result of lower revenues in the first and third quarters. At September 30, 1998, the Company had approximately $1.1 million in cash and cash equivalents and $5.1 million available under two revolving lines of credit. Due to the seasonal nature of the fine art auction industry, the Company's cash balances and short-term liabilities can change substantially from one date to another.

     The Company believes that the net proceeds from this offering, together with its existing cash and cash equivalents and funds generated from operations, will be sufficient to meet its cash requirements for the foreseeable future. The Company intends to use approximately $800,000 of the net proceeds to remodel a gallery that it recently purchased in Chicago. The Company also will use some of the proceeds to further develop its online capabilities and may utilize some of the proceeds to acquire or invest in complementary businesses. The Company does not currently have any plans, proposals, arrangements or understandings with respect to any future acquisitions. The Company may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in more dilution to the Company's stockholders and the incurrence of additional debt could result in more interest expense.

YEAR 2000

     The Year 2000 issue is the result of computer programs written using two digits rather than four to define the applicable year. Computer programs that have this date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Butterfields owns and uses software that may be impacted by the Year 2000 issue. The Company also relies upon vendors of equipment and services whose products and services may be impacted by the Year 2000 issue. The Company's specific Year 2000 compliance issues include:

     - the computer hardware and software it uses in the performance of services for its customers (auction processing system);

     - the computer hardware and software it uses to process business transactions and prepare financial reports (financial systems);

     - the computer hardware and software it uses for corporate administration; and

     - external services such as telecommunications, Internet and financial services.

     The Company's Year 2000 compliance project consists of three phases. In the first phase, the Company tested all computer applications that are critical to its business cycle. The second phase involves testing non-critical computer applications and hardware. During the third phase the Company will attempt to identify vendors whose services may be impacted by the Year 2000 issue. Each phase is being done in parallel. It is the Company's intention to complete the Year 2000 testing process by June 30, 1999 and to monitor all future activities for continued compliance.

     The Company has begun the first phase of its Year 2000 compliance project. All computer applications critical to the business cycle have been tested through February 15, 2000. The test will be completed when all critical applications have been tested through February 15, 2001. During the testing to date, the Company has determined that the general ledger, trade accounts payable and seller accounts payable applications are not Year 2000 compliant. These applications will need minor modifications of the programming that ages transactions. The invoicing, accounts receivable and auction systems all proved to be Year 2000 compliant through February 15, 2000.

     The Company currently is testing applications that are not critical to the business cycle during the second phase of its Year 2000 compliance project. This second phase focuses on testing personal computers and software purchased for administrative purposes, including human resources systems, spreadsheets and word processing. As part of the review of such software, the Company determined that its fixed asset tracking and human resources systems were not Year 2000 compliant. The fixed asset system was upgraded at a minimal cost and the Company is reviewing options for replacing its human resources system.

     The third phase of the Company's Year 2000 compliance project will involve identifying all vendors whose services may be impacted by Year 2000 compliance issues. Upon identification, the Company will contact these vendors and determine whether their products and services are Year 2000 compliant, and if not, whether they have plans in place to make them Year 2000 compliant. The Company currently has only limited information on the Year 2000 compliance of its key vendors. The operations of the Company's key vendors could be adversely affected in the event they do not successfully and timely achieve Year 2000 compliance. The Company's business and results of operations could experience material adverse effects if its key vendors were to experience Year 2000 issues.

     The Company's staff will conduct all testing and programming modifications. Based upon the testing and work completed to date, the Company anticipates that it will have a complete and timely resolution for the Year 2000 issue. Although the total cost of compliance has not yet been determined, the Company does not believe that such costs will be material. The Company anticipates that costs associated with Year 2000 compliance will be funded through normal operations and that no other major computer-related projects will be deferred due to the Year 2000 related programming tasks.

     The Company's plan may not adequately address the Year 2000 issue in a timely manner or the Company may be unable to upgrade any or all of its major systems in accordance with its plan. In addition, any upgrades may not effectively address the Year 2000 issue. If required upgrades are not completed timely or are not successful, the Company may be unable to conduct its business, which would have a material impact on the operations of the Company. Furthermore, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted. A failure to convert by another company, or a conversion that is incompatible with the Company's systems, could have a material adverse effect on the Company. The Company intends to, but has not yet established a contingency plan detailing actions that will be taken in the event that the execution of the Company's Year 2000 plan is not successfully completed on a timely basis.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes.

                                    BUSINESS

OVERVIEW

     Established in 1865, Butterfields is the third largest auctioneer of fine and decorative art and collectibles in the United States. The Company is recognized throughout the industry for its ability to appraise and auction items ranging in value from several hundred dollars to over $1 million in every major category of art and collectibles, including paintings, furniture, jewelry, arms and armor, rare books, fine wine and entertainment memorabilia. The Company conducts over 100 specialty and estate auctions annually, serving a network of over 300,000 domestic and international fine art dealers, galleries, museums, foundations and private collectors. Butterfields currently has three regional galleries and a network of 12 business development representatives located in the United States, Munich, London and Brussels.

     The Company was incorporated in California in July 1970 and intends to reincorporate in Delaware prior to the completion of this offering. Prior to 1970, the Company operated as a family-owned business.

THE AUCTION INDUSTRY

     Buyers and sellers of fine and decorative art and collectibles rely extensively on auctions as a means to effect their transactions. Traditionally, auctions of property have been conducted by auction companies before live audiences, although the Internet has emerged recently as a new medium for auctions.

     The auction of fine and decorative art and collectibles is dominated by Christie's and Sotheby's, which had combined worldwide auction sales of approximately $3.9 billion in 1997. The Company believes that this amount represented approximately 80% of the total value of fine and decorative art and collectibles sold through auction in 1997. In addition to Christie's and Sotheby's, the Company and numerous other mid-sized auction companies conduct auctions of fine and decorative art and collectibles in the United States. The auction market for middle market and lower valued properties is highly fragmented and made up of hundreds of smaller and typically less sophisticated auction companies than Butterfields. These auction companies are predominantly family owned, operate in a limited regional or local market, tend to specialize in limited auction categories and typically lack the access to the capital required to significantly grow their operations. The Company is the third largest auction company in the United States, after Christie's and Sotheby's.

     The Company concentrates on middle market auction properties, namely items ranging in value from approximately $300 to $10,000. Although items sold at auction by the Company range in price from several hundred dollars to over $1 million, the average price of the more than 67,000 items sold by the Company in 1998 was approximately $1,100. The Company believes that a majority of all fine and decorative art and collectibles sold at auction are sold for $5,000 or less, placing most of the properties sold at auction squarely within the market on which the Company focuses.

     With the growth of the Internet, many online auction companies have emerged recently, several of which have announced intentions to expand into the middle market sales of fine and decorative art and collectibles. While the Internet represents a potentially large market for fine and decorative art and collectibles, the Internet format limits a buyer's ability to inspect and evaluate properties. Consequently, buyer confidence in the authenticity of the property and the settlement of sales presents a significant challenge to online auction companies, particularly when properties are unique or of relatively high value. In January 1999, Sotheby's announced its intention to begin auctioning property on the Internet, further supporting the Company's belief that the Internet presents a significant expansion opportunity for the auction of fine and decorative art and collectibles by nationally recognized auction companies.

BUTTERFIELDS' PRINCIPAL STRENGTHS

     The Company believes that its combination of principal strengths gives it a significant competitive advantage and allows it to provide comprehensive services to a broad base of sellers and buyers of fine and decorative art and collectibles. These strengths include:

     Established, Industry-Wide Reputation. In the more than 130 years since its founding, Butterfields has established a reputation throughout the industry for integrity, accuracy and excellent customer service. The Company believes that it is one of the few mid-sized auction companies with worldwide name recognition. The Company's established name and long-standing reputation provide a solid platform from which to launch expansion initiatives focused on new geographic markets and new auction mediums, such as the Internet, with an immediate market presence. In addition, the Company's reputation enhances its ability to attract fresh, high valued auction properties as well as sophisticated buyers of fine and decorative art and collectibles.

     Broad Expertise and Comprehensive Auction Services. Butterfields is the third largest fine and decorative art auction company in the United States, employing more than 50 specialists who are able to appraise and market every major category of art and collectibles, including, paintings, furniture, jewelry, arms and armor, rare books, fine wine and entertainment memorabilia. The Company also has conducted auctions with a wide variety of themes, including a natural history auction in 1997 at which the Company auctioned fossils, prehistoric animal skeletons and meteorites. The Company's broad expertise and experience in both specialty and general estate sales enables it to process the contents of an entire estate, from high end fine art and antiques to household goods and furnishings. The ability to auction all of the contents of an estate distinguishes the Company from many other auction companies, which typically auction only select items.

     Extensive Geographic Reach. With galleries in San Francisco, Los Angeles and the Chicago area, Butterfields is one of the few mid-sized auction companies to operate galleries in multiple regions, giving the Company exposure to a broad base of buyers and sellers. The Company further extends its geographic reach by periodically conducting simultaneous auctions via video conferencing, which enables buyers to participate in selected auctions on a real-time basis from multiple locations. In 1990, Butterfields co-founded the International Association of Auctioneers (the "IAA"), an international consortium of auctioneers of fine and decorative art that provides its members with access to an international database of over 300,000 active bidders. The Company also is capitalizing on the opportunities presented by the Internet. Customers can now view the Company's fine sale catalogues and leave absentee bids online. In January 1999, the Company began conducting cyber auctions, which are conducted entirely online and are accessible through www.butterfields.com.

     Access to Properties. Through its long-standing relationships with a wide variety of fine art dealers, fiduciaries of estates, museums and private collectors, the Company has established significant access to the primary sources of auction properties. In addition, Butterfields' specialists play a critical role in attracting fresh, high valued properties through appraisal services and antique clinics, and Butterfields' network of sales representatives has enabled it to develop relationships with key sources of property in many geographic regions.

     Simultaneous Auctions. The Company was one of the first fine art auctioneers to provide access to auctions through video conferencing, enabling geographically dispersed buyers to participate in auctions simultaneously. Since 1988, Butterfields has regularly linked auctions being conducted at one of its galleries with one or more of its other galleries. In addition, the Company has periodically linked other cities to its auctions, including Anchorage, Boston, Las Vegas, Napa and Santa Fe. During the weeks prior to a simultaneous auction, selected items are shipped for exhibition to the cities to be linked. To enhance buyer interest, the Company's specialists are available at these exhibitions to answer questions. Butterfields believes that its simultaneous auctions increase bidding activity, broaden its exposure in new regions and provide increased convenience to customers in close proximity to the linked locations. As Butterfields opens new galleries, it believes that the value and effectiveness of these simultaneous auctions will continue to increase.

     Tradition of Innovation. Butterfields has consistently conducted its business in an innovative manner. The Company was one of the first to provide simultaneous auctions and began using digital photography to produce its catalogues in 1994, reducing costs and lead times and enabling the Company to take advantage of the emergence of the Internet. The Company also recently began accepting absentee bids via e-mail and conducting direct marketing through database mining. In January 1999, the Company began conducting cyber auctions and it intends to offer real-time access to its live auctions on the Internet in February 1999. The Company believes its history of innovation and adoption of new technologies will allow it to more easily identify and capitalize on future opportunities.

     Full Service Capabilities. The Company provides its customers with a full range of services, including (1) product evaluations and estimates of sales proceeds; (2) flexible commission alternatives; (3) financial services, such as advance payments and guarantees of minimum gross sale proceeds; (4) compilation of full color catalogues for specialty auctions; (5) direct mail, print and electronic advertising; (6) previews of selected auction properties in each of the Company's three primary galleries prior to sale; and (7) ancillary services such as shipping and handling, insurance and expert restoration. The Company believes that these services allow it to attract a wider range of customers.

STRATEGY

     Butterfields' objective is to leverage its reputation, broad geographic reach and full service capabilities to become recognized as the leading auctioneer of middle market properties. To achieve this objective, the Company has developed a strategy with the following key elements:

     Expand Geographically. The Company's industry is highly fragmented. Butterfields believes that opportunities exist to expand geographically through either new gallery openings or acquisitions of regional auctioneers and through increasing its network of sales representatives. In June 1998, the Company acquired Dunnings, a prominent regional auction company founded in the Chicago area in 1896. Initially, Butterfields will focus on further developing its network of sales representatives in the midwestern United States to increase the volume of consigned properties for auction at the Chicago area gallery.

     Establish Online Auction Presence. Butterfields believes that the Internet represents a significant new market for its services. Although the Internet provides access to a potentially large market for fine and decorative art, the Internet format presents limitations related to buyers' inability to adequately evaluate both properties and a seller's identity and credibility. The Company believes that its reputation and experience in the traditional auction industry will enable it to overcome these limitations, as it can appraise, authenticate and warrant the provenance of properties to be auctioned. The Company believes that its ability to provide these services will become a critical factor for success when higher valued properties are auctioned over the Internet. The Company began conducting cyber auctions, which occur entirely on the Internet, at the end of January 1999 and will begin providing real-time access to its live auctions in February 1999. Both the cyber auctions and the live auctions are accessible through www.butterfields.com.

     Further Integrate the Internet into Existing Operations. Butterfields intends to increase its use of the Internet to gain greater access to buyers and sellers, to improve its services and to increase operating efficiencies. Customers may now view the entire contents of the Company's fine sale catalogues online at www.butterfields.com, as well as leave absentee bids. Butterfields believes that the Internet provides an opportunity to better serve the existing fine art community as well as to increase the population of that community through the use of chat rooms, direct marketing through e-mail and the creative use of other Web-based tools that allow the targeted dissemination of information over the Internet. In addition, the Company believes that the Internet will provide the Company with increased access to a more focused group of customers at greatly reduced costs compared to direct mail marketing. In addition to its internal Internet marketing activities, the Company has agreements with eBay, Yahoo! and Zing, which the Company believes will generate more traffic on the Company's Internet site and provide exposure to a wider audience of potential customers.

     Increase Auction Property Categories. The Company's broad expertise enables it to identify unserved and underserved property categories, while its flexibility and full range of marketing capabilities and services gives it the ability to capitalize on these categories. After the Company decides to pursue a new property category, it is able to quickly produce high quality catalogues, launch extensive marketing campaigns and conduct auctions that attract large numbers of sellers and buyers. As an example, Butterfields developed the category of arms and armor in the auction industry and is now considered to be a leading authority on such properties.

ACQUISITION AND SALE OF AUCTION PROPERTIES

Acquisition of Auction Properties

     Butterfields believes that its ability to attract valuable and fresh properties provides it with a significant competitive advantage. The Company sources properties sold in its auctions from domestic and international fine and decorative art and antiques dealers, fiduciaries of estates, museums and private collectors. In addition, the Company's appraisal services and clinics further enhance the Company's ability to attract collections and individual items for sale.

     A seller's decision to consign property with a dealer or auction company is influenced by many factors. These factors include: (1) the amount of cash offered by a dealer to purchase the property outright, compared with estimates given by auction companies; (2) the time required to adequately execute a sale and distribute proceeds to the seller; (3) the desirability of an auction environment to maximize sale proceeds; (4) the commission proposed by dealers or auction companies to sell a property on consignment; (5) the structure of financing alternatives offered by the dealer or auction company, such as guaranteed minimum sale proceeds and advances; (6) the reputation and experience of a dealer or auction company in generating the highest sale prices in the product categories being sold; (7) the level of expertise of the dealer or auction company in a particular product category; (8) the ability of an auction company or dealer to process an entire collection or estate; (9) the personal interaction between the seller and a dealer's or auction company's staff; and
(10) the extent of related services such as appraisals and financing. The Company believes that its ability to meet the needs of sellers with respect to these factors allows it to compete successfully with dealers and other auction companies for the acquisition of available property.

Types of Auctions

     Butterfields sells single properties and complete estates, conducting auctions for the sale of items ranging from paintings by Renoir to the contents of Liberace's estate. The Company auctions a wide range of property, including paintings, furniture, jewelry, arms and armor, rare books, fine wine and entertainment memorabilia. The Company believes it is the leading auctioneer of arms and armor in the world.

     The unaudited table below sets forth an approximate breakdown by property category of the Company's total auction sales (hammer plus buyer's premium) for the nine months ended September 30, 1998:

                                                               TOTAL              % OF TOTAL
                                                           AUCTION SALES         AUCTION SALES
                                                       ----------------------    -------------
                                                       (DOLLARS IN THOUSANDS)
Furniture and decorative art.........................         $15,927                 30.3%
Fine art.............................................           9,458                 18.0
Collectibles.........................................          14,617                 27.8
Estate and others....................................          12,570                 23.9
                                                              -------                -----
                                                              $52,572                100.0%
                                                              =======                =====

     Depending on the type of property to be auctioned and its source, Butterfields currently uses three auction formats: specialty auctions, monthly estate sales and single-owner estate auctions. The Company believes that choosing the auction format best suited to a particular property or collection of properties optimizes the selling environment and maximizes the price for which properties sell. In addition to its traditional types of auctions, in January 1999, the Company began conducting cyber auctions, which are accessible through www.butterfields.com.

     Specialty Auctions. Specialty auctions are held periodically and usually on a recurring basis. These auctions include highly valued, distinctive lots typically focused on a specific property category such as American and California paintings and sculpture, fine photographs, Oriental rugs and carpets, arts and crafts furniture and decorative art, arms and armor or carousel horses. Many of the Company's specialty auctions are broadcast simultaneously via a video conferencing system to each of its primary galleries in San Francisco, Los Angeles and the Chicago area. Certain of these specialty auctions also are conducted simultaneously in other selected cities throughout the United States. The Company conducted 46 specialty auctions in the nine months ended September 30, 1998, representing approximately 80.2% of the Company's total auction sales for that period.

     Monthly "Estate" Auctions. The Company conducts monthly estate auctions at each of its regional locations. These auctions feature moderately valued fine and decorative art, furnishings, books, jewelry and household goods, as well as lower valued items. The range of properties and prices typically offered at these auctions attracts a broad base of buyers and sellers. These auctions historically have not been subject to the seasonality that typically affects specialty auctions. Butterfields conducted 29 estate auctions in the nine months ended September 30, 1998, representing approximately 19.8% of the Company's total auction sales for that period.

     Single-Owner Estate Auctions. Butterfields periodically conducts auctions of a single individual's estate. Individuals whose estates the Company has auctioned include Liberace, Bing Crosby, Sammy Davis, Jr. and William Randolph Hearst. Select single-owner estate auctions are conducted simultaneously via a videoconferencing system. The Company generally conducts between one and four single-owner estate auctions each year, although it did not conduct any in the nine months ended September 30, 1998.

     Cyber Auctions. In January 1999, the Company began conducting auctions entirely online, with no actual auction room or floor bidding. Quality properties for cyber auctions are supplied by sellers with whom the Company has an established and successful history. These sellers enter into contractual agreements with the Company to consign properties for these auctions. As with its practice for live auctions, the Company will also warrant title, provenance and authenticity of properties sold at cyber auctions. Cyber auctions are accessible through www.butterfields.com.

The Auction Process

     Prior to each auction, the Company holds a preview to provide customers an opportunity to inspect each lot coming up for auction and to consult departmental specialists. The Company publishes an illustrated color catalogue for each specialty auction that describes each lot and provides a sales estimate. Following the appraisal and prior to each live auction, a seller may specify a minimum bid price or reserve price, below which its lot may not be sold.

     Buyers present at live auctions submit bids using numbered cards held up in view of the auctioneer. Buyers may participate in auctions from remote locations on a real-time basis over the telephone or by simultaneous video conferencing, depending on the auction. In February 1999, the Company intends to allow buyers to participate on a real-time basis via the Internet. Buyers also may participate in auctions by leaving absentee bids. Bidding normally begins at approximately one-third to one-half of the estimated price of an item, however, the final bid price may be more or less than the estimated price. Bidding occurs in varying increments, depending upon the value of the lot being sold. In the event the final bid is less than the reserve price, lots will be withdrawn and either reoffered in a subsequent auction or returned to the seller.

     The Company's cyber auctions are currently ten days in length. Buyers view the property with its descriptive information, estimated price range and bidding information entirely online. Buyers then submit an electronic bid at any time during the ten-day open bidding period. At the close of the cyber auction, the winning bidders are notified, payment is made and the property is shipped to them.

Buyer Services

     Butterfields provides buyers with an array of services intended to make the bidding process convenient and enjoyable. The Company offers absentee bidding services, whereby Butterfields personnel will seek to purchase lots at the lowest possible bid on behalf of a customer. Buyers may also purchase lots through an agent or leave absentee bids via telephone and on the Internet. Butterfields warrants the title, the provenance and authenticity of each property to buyers. In some instances, the Company also provides credit terms to certain pre-approved bidders. Following the purchase of an item, Butterfields will assist a buyer in arranging both international and domestic transportation of properties, if necessary.

Seller Services

     The Company sometimes provides other financial services to sellers. In special circumstances, and after thorough evaluation of a property's auction potential, the Company may guarantee a seller a minimum amount for properties to be auctioned, regardless of outcome. The Company also may advance funds to a seller. Advances are secured by the property consigned and are subject to an interest charge. Total advances at September 30, 1998 were $2.5 million.

Fees and Commissions

     The Company receives payments from both sellers and buyers of items sold through its live auctions. Sellers typically pay a commission fee ranging from 10% to 25% of the gross sales price of each lot sold, depending on the auction value of the property and the particular auction at which the property is sold. Sellers also are required to purchase risk insurance on all property placed in auction and may be required to pay additional fees such as packing, transportation and handling fees, as well as photography fees if an item is included in an auction preview catalogue. All buyers pay a fee, known as a buyer's premium, equal to 15% of the first $50,000 of hammer and 10% of amounts greater than $50,000. Terms and conditions related to cyber auctions may vary as the Company gains experience with this new auction format. Revenues from sellers' commissions and buyers' premiums represented 43% and 52% of the Company's total revenues, respectively, in the nine months ended September 30, 1998.

SALES AND MARKETING

     Butterfields provides a full range of marketing services to its customers. The Company tailors individualized marketing strategies for each specialty department and conducts customized marketing campaigns for each specialty auction and single-owner estate auction. Marketing activities include direct mail, print and electronic advertising, illustrated catalogues, public relations, special events and personal attention to individual collectors. The Company's in-house art and advertising department produces a full color catalogue for specialty and single-owner estate auctions, with detailed descriptions, provenance, condition information and estimated prices for each lot. Catalogues may be viewed on the Internet at www.butterfields.com or purchased by annual subscription or on an individual basis.

     The Company is a founding member of the International Association of Auctioneers, or IAA, one of the auction industry's largest collective base of buyers and sellers. IAA is comprised of six leading regional fine art auction companies in Europe, Australia and the United States, including Butterfields, Etude Tajan in Paris, Swann in New York City, Lawsons in Sydney, Kohler in Zurich and Dorotheum in Vienna. IAA members have access to over 300,000 buyers worldwide and share the benefits of certain collective marketing and auction activities with other IAA members. IAA members participate in joint previews, reciprocal advertising in catalogues and an internationally circulated newsletter, which provides extensive exposure for the Company's auctions. Butterfields believes that its membership in IAA has extended the scope of its business and reputation and increased its effectiveness in marketing and selling consigned properties.

     The Company currently has 12 representatives located in the United States, Munich, London and Brussels. The Company's business development professionals and representatives play an important role in sourcing auction properties and in establishing relationships with buyers and sellers, including local art dealers and private collectors.

     The Company participates in "Appraise It!," a weekly program on HGTV, the Homes and Garden television station, on which invited individuals bring their property to one of the Company's galleries to have it appraised. The program reportedly reaches a nationwide audience of 50 million viewers and only Butterfields' specialists perform appraisals for "Appraise It!" The Company runs one advertisement during each program and is the only auction company featured on HGTV. The program was recently extended for a second season and is expected to be moved from a mid-day time slot to a "prime time" time slot in March 1999.

     Butterfields has updated its Web site in anticipation of conducting more business electronically. Customers can view the entire contents of the Company's fine sale catalogues online and can leave absentee bids online. Entertainment and educational material related to the Company's auctions also are available online. The Company intends to significantly increase its marketing activities through its agreements with online service and entertainment providers, such as eBay, Yahoo! and Zing. The Company has begun the transfer of its customer contact activities to e-mail and Web-based vehicles, from the direct mail vehicles that the Company has used traditionally. The Company's Web site is located at www.butterfields.com.

APPRAISAL SERVICES

     Butterfields provides both fair market value and insurance appraisal services. The Company employs over 50 specialists with expertise in a wide range of fine art and collectibles categories. The specialists' depth and breadth of knowledge enable Butterfields to appraise and market property in every major category of art and collectibles.

     The Company periodically offers complimentary appraisals in its San Francisco, Los Angeles and Chicago area galleries. The Company's specialists also appraise properties for a fee based on photographs or during private appointments at the Company's galleries. For large collections, Butterfields' specialists will travel to the seller's site to conduct an appraisal. In addition to appraisal services, the Company conducts periodic clinics in cities nationwide, where specialists assess properties free of charge for individual collectors. After appraisal, a seller may include its property in the next appropriate auction. The Company's staff assists sellers in each step of the auction process, including arranging transportation of items, providing accurate and detailed inventory of consigned properties and reporting prices realized for each lot. Items are kept in the Company's warehouses prior to sale and are fully insured throughout the auction process.

     Butterfields' specialists also provide appraisal services for insurance purposes to property owners for a wide range of properties. In addition to generating additional revenues, the Company believes that providing insurance appraisals increases its visibility to sellers of properties and strengthens its relationship with insurers, which represent an important source of auction properties.

COMPETITION

     Competition in the fine and decorative art market is intense. A fundamental challenge facing all auction companies and dealers in this market is to obtain high quality and valuable property for sale. The Company competes with a number of domestic and international auction companies, several of which have greater resources than the Company, including Christie's and Sotheby's, the two largest auction companies in the world, each of which has significantly greater financial and marketing resources than the Company. Christie's and Sotheby's each had total auction sales of approximately $2 billion in 1997. Sotheby's recently announced that it will begin conducting auctions online for art, jewelry and collectibles.

GOVERNMENT REGULATION

     Regulation of the auction business varies from jurisdiction to jurisdiction. Numerous states, including the state of California (the location of the Company's headquarters), have regulations regarding the manner in which auctions may be conducted and the liability of auctioneers in conducting such auctions. In addition, the Company is subject to licensure requirements in various jurisdictions with respect to some of the properties it sells at auction. For example, the Company must maintain a current license to deal in firearms in order to conduct auctions of arms and armor. Such regulations and licensure requirements have not imposed a material impediment to the Company's business to date, but do affect the market generally, and changes in such regulations could have a material adverse effect on the Company's business. In addition, in the event that the Company begins to conduct auctions internationally, it would be subject to laws and regulations that are not directed solely toward the auction business, including, but not limited to, import and export regulations and value added sales taxes. As the Company begins to conduct business over the Internet, it will be subject to regulations relating to Internet or other online services. The failure to comply with any current or future laws and regulations could subject the Company to civil and/or criminal penalties.

FACILITIES

     The Company's corporate headquarters are located in San Francisco, California and the Company has galleries and offices in Los Angeles, California and the Chicago area. The Company leases its property in San Francisco and Los Angeles from two groups controlled by the Company's stockholders. The Company's leases expire beginning in June 1999 through 2005. The Company has the right to extend the lease that is expiring in June 1999 for two additional years on similar terms as the existing lease. The Company recently purchased a gallery in Chicago, Illinois, which the Company plans to remodel prior to occupying. The Company believes its primary facilities are in good operating condition and adequately serve the Company's current business operations.

EMPLOYEES

     At December 31, 1998, the Company had 245 full-time employees. Approximately 100 additional persons were employed on a temporary basis during 1998. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have in the aggregate a material adverse effect on the Company or on its financial condition or results of operations.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information concerning the Company's directors and executive officers as of February 1, 1999:

                 NAME                    AGE                      POSITION
                 ----                    ---                      --------
Bernard A. Osher(1)....................  71     Director and Chairman of the Board of
                                                Directors
John D. Gallo..........................  51     President, Chief Executive Officer and
                                                Director
John C. Fallini........................  49     Chief Operating Officer
Kenneth G. Stupi.......................  38     Chief Financial Officer
John R. DiMatteo(1)(2).................  67     Director
Irving Rabin...........................  68     Director
Will K. Weinstein(1)(2)................  58     Director

------------------------------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

     Bernard A. Osher has served as Chairman of the Board of Directors since July 1970 and served as the Company's President from the time the Company was purchased from the Butterfield family in 1970 until 1990. Prior to 1970, Mr. Osher was a co-founder of Golden West Financial Corporation, a publicly traded financial services company headquartered in California, and he currently serves as a director. Mr. Osher serves as an Honorary Trustee of the Fine Arts Museums of San Francisco and Vice Chairman of the Jewish Museum. Mr. Osher attended Bowdoin College.

     John D. Gallo has served as the Company's President and Chief Executive Officer since May 1990 and has served as a director of the Company since December 1994. Mr. Gallo joined the Company as a general appraiser in 1969 and has held various positions since then, including General Manager from 1974 to 1979 and Executive Vice President from 1979 to 1990. In addition to his responsibilities with the Company, Mr. Gallo has served as Chairman of the Oakland Museum, Chairman of the Board of the St. Francis Hospital Foundation and Vice Chairman of the Board of Trustees of the St. Francis Hospital. Mr. Gallo attended San Francisco State University. Mr. Gallo's continuing education has included studies at the Asian Art Museum, the de Young Museum and the University Art Museum of Berkeley, as well as involvement in an M.B.A. degree program at the University of London. Mr. Gallo has taught courses on fine and decorative art and has lectured extensively on various art topics, including "Art as an Investment" and "The Economic Factors of Auctions".

     John C. Fallini has served as the Company's Chief Operating Officer since September 1998. Prior to joining the Company, Mr. Fallini served as the Vice President and Chief Financial Officer of Pacific Bell Network Integration, a data networking services provider and a subsidiary of Pacific Bell, from May 1995 to September 1998. From August 1976 to May 1995, Mr. Fallini held various positions with Pacific Bell, a regional telephone and telecommunications provider, including Executive Director of Financial Management from August 1989 to May 1995. Mr. Fallini is a certified management accountant and holds a B.S. degree in engineering and applied sciences from the University of California, Los Angeles and a M.B.A. degree from Oklahoma City University.

     Kenneth G. Stupi has served as the Company's Chief Financial Officer since June 1994. Prior to joining the Company, Mr. Stupi was Corporate Controller at Bay Alarm Company, the nation's largest privately held security company, from October 1991 to June 1994. Prior to that, Mr. Stupi was a Manager in the Audit and Business Advisory Division of Arthur Andersen & Co. Mr. Stupi is a certified public accountant and holds B.S. degrees in accounting and business information systems and an M.S. degree in taxation from San Francisco State University.

     John R. DiMatteo has served as a director of the Company since January 1999 and as a management consultant to the Company since January 1992. Mr. DiMatteo served as President of Gannett Publishing

Company from 1978 to 1991 and was an executive there from 1971 to 1978. Prior to that, he was a partner of the accounting firm of Jordan & Jordan. Mr. DiMatteo attended Babson College.

     Irving Rabin has been a director of the Company since July 1970. Mr. Rabin is the chairman of Rabin Brothers Worldwide, an international auction firm, and has more than 40 years of experience in the commercial and industrial auction industry. Mr. Rabin attended the University of California, Berkeley and served in the U.S. Air Force during the Korean War. Mr. Rabin serves on the boards of directors of numerous local and national philanthropic organizations.

     Will K. Weinstein has served as a director of the Company since January 1999. Mr. Weinstein has been the Executive Managing Member of Jackson Square Partners, L.P., a private investment partnership, since 1998. Prior to that, Mr. Weinstein served as the Chairman and Chief Executive Officer of Genesis Merchant Group Securities, an investment banking firm, which he founded in 1989 and of which he currently serves as a director. From 1982 to 1986, he was the Managing Partner and Chairman of the Investment Policy Committee of Montgomery Securities, an investment banking firm. Prior to that, Mr. Weinstein managed the trading department and was a member of the Executive Committee of Oppenheimer & Company, an investment banking firm, which Mr. Weinstein joined in 1962. He is a former Governor of the American Stock Exchange and the Midwest Stock Exchange and has served on the board of directors of DHL Incorporated and Beverly Enterprises. Mr. Weinstein received a B.A. degree in psychology from Hobart College and an M.A. degree in psychology from Ohio State University.

     The Company's Board of Directors currently consists of five directors. Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. The Company's Certificate of Incorporation provides that, effective upon the closing of this offering, the Board will be divided into three classes: Class I, Class II and Class III, with each class serving three-year terms. The Class I directors, initial Messrs. Gallo and Weinstein, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class II directors, initially Messrs. DiMatteo and Rabin, will stand for reelection or election at the 2001 annual meeting of stockholders. The Class III directors, initially Mr. Osher, will stand for reelection or election at the 2002 annual meeting of stockholders.

BOARD COMMITTEES

     The Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee, currently comprised of Messrs. DiMatteo and Weinstein, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee, currently comprised of Messrs. DiMatteo, Osher and Weinstein, reviews and recommends to the Board the compensation and benefits offered by the Company. The Compensation Committee also administers the issuance of stock options and other awards under the Incentive Plan.

DIRECTOR COMPENSATION

     Directors do not receive any cash compensation for their services as members of the Board of Directors, although they are reimbursed for certain expenses incurred in connection with attendance at Board and Committee meetings. From time to time, directors may receive grants of options to purchase shares of the Company's common stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Before February 1999, the Company did not have a Compensation Committee, and the entire Board participated in all compensation decisions. In February 1999, the Board formed the Company's Compensation Committee to review and recommend to the Board the compensation and benefits for the Company's executive officers and administer the Company's stock purchase and stock option plans. The Company's directors will hold an aggregate of 76.0% of the Company's outstanding stock after this offering. See "Principal Stockholders."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid to the Company's President and its two other most highly compensated officers whose annual salary and bonus exceeded $100,000 in fiscal year ended December 31, 1998 (the "Named Executive Officers"):

                         SUMMARY COMPENSATION TABLE(1)

                                                               ANNUAL COMPENSATION
                                                              ---------------------
                NAME AND PRINCIPAL POSITION                   SALARY($)    BONUS($)
                ---------------------------                   ---------    --------
Bernard Osher...............................................  $240,242          --
  Chairman
John Gallo..................................................   150,242     $35,000
  President and Chief Executive Officer
George Noceti...............................................   115,637       4,000
  Senior Vice President

------------------------------
(1) In accordance with the rules of the Securities and Exchange Commission (the "Commission"), the compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of the Company and certain perquisites and other personal benefits received by the Named Executive Officers, which do not exceed the lesser of $50,000 or 10% of any such officer's salary and bonus disclosed in this table.

OPTION GRANTS IN LAST FISCAL YEAR

     There were no stock options granted to any Named Executive Officer during the fiscal year ended December 31, 1998.

AGGREGATE OPTION EXERCISES IN FISCAL 1998 AND DECEMBER 31, 1998 OPTION VALUES

     There were no exercises of options by any Named Executive Officer in the fiscal year ended December 31, 1998.

1999 EQUITY INCENTIVE PLAN

     The Company's 1999 Equity Incentive Plan (the "Incentive Plan") was approved by the Board of Directors and the stockholders of the Company in February 1999. An aggregate of 914,841 shares of common stock currently are reserved for issuance under the Incentive Plan.

     The Incentive Plan provides for the grant of incentive stock options, as defined by Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and for the grant of nonstatutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee-directors), directors and consultants of the Company and its affiliates. The Incentive Plan will be administered by the Board of Directors or a committee of the Board of Directors (as applicable, the "Administrator"). The Administrator has the power to determine the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof, and the form of consideration payable on such exercise. In addition, the Administrator has the authority to amend, suspend or terminate the Incentive Plan, provided that no such action may affect any share of common stock previously issued and sold or any option, share of restricted stock or stock bonus previously granted under the Incentive Plan.

     The exercise price for an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the option grant. While nonstatutory stock options are not subject to the same limitations as incentive stock options, with respect to those nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of the common stock on the date of grant. No incentive stock option (and prior to the Company's stock being publicly traded, no nonstatutory stock option or restricted stock award) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant.

     Options granted under the Incentive Plan vest at the rate specified in the option agreement. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution unless the optionee holds a nonstatutory stock option that provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate ceases for any reason may exercise vested options for the term provided in the option agreement.

     The terms of all other incentive stock options (and prior to the Company's stock being publicly traded, the terms of nonstatutory stock options) granted under the Incentive Plan may not exceed 10 years from the date of grant.

     The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Incentive Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000. In addition, when the Company becomes subject to
Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to the Company's Chief Executive Officer and its four other most highly-compensated executive officers in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 100,556 shares of common stock in any calendar year.

     Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the Incentive Plan. Under its general authority to grant options, the Administrator has the implicit authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code Section 162(m) limitation set forth above.

     Restricted stock purchase awards granted under the Incentive Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Administrator. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution, during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

     If there is any sale of substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation, all outstanding options, awards and bonuses under the Incentive Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the time during which awards held by persons still serving the Company or an affiliate may be exercised will be accelerated and the awards terminated if not exercised prior to the sale of assets, merger or consolidation.

     In addition, after the Company's stock is publicly traded, if there is an acquisition by certain persons, entities or groups of fifty percent (50%) or more of the Company's stock, then the time during which awards held by persons still serving the Company or an affiliate may be exercised will be accelerated.

     No options, stock bonuses or restricted stock have been granted under the Incentive Plan. The Incentive Plan will terminate in February 2009 unless sooner terminated by the Board.

401(K) PLAN

     On December 20, 1990, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering all of the Company's employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit ($10,000 in 1999) and have the amount of such reduction contributed to the 401(k) Plan. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of ten investment options. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and so that the contributions by employees will be deductible by the Company when made. The Company may make matching or additional contributions to the 401(k) Plan, in amounts to be determined annually by the Board of Directors.

LIMITATION OF DIRECTORS' AND OFFICERS' LIABILITY

     As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (1) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (2) the Company may, in its discretion, indemnity other officers, employees and agents as set forth in the Delaware General Corporation Law, (3) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (4) the rights conferred in the Bylaws are not exclusive and (5) the Company may not retroactively amend the Bylaws provisions relating to indemnity.

     In February 1999, the Board authorized the Company to enter into indemnity agreements with each of the Company's directors and executive officers. The form of indemnity agreement provides that the Company will indemnify against any and all expenses of the director or executive officer who incurred such expenses because of his or her status as a director or executive officer, to the fullest extent permitted by the Company's Bylaws and Delaware law. A copy of the form of indemnity agreement has been filed as an exhibit to the Registration Statement.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                              CERTAIN TRANSACTIONS

     A number of the transactions described in this section involve inherent conflicts of interest because they were with an officer, director, significant stockholder, promoter or other person with a material business or professional relationship with Butterfields. The Company believes that the transactions set forth below were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions, including loans, between Butterfields and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

     The Company leases office and warehouse space from HBJ Partners, LLC. Pursuant to these leases, the Company made aggregate rent payments in the amount of $720,000 during fiscal 1997 and $515,000 for the nine months ended September 30, 1998. In January 1997, the Company sold real property to HBJ Partners, LLC for $652,000 and the Company gave HBJ Partners a non-interest bearing note not to exceed $279,000, for the total amount it will cost to pay for toxic clean-up work required to be done on the property. The amount due on this note is reduced each time the Company pays for costs associated with toxic clean-up work and the note will mature when Los Angeles County declares that the property is no longer contaminated. Messrs. Osher and Rabin are members of HBJ Partners, LLC. Mr. Osher is Chairman of the Board of the Company and Mr. Rabin is a director of the Company. In addition, each beneficially holds more than 5% of the outstanding equity of the Company.

     The Company leases office and warehouse space from 111 Potrero Partners, LLC. In 1996, the Company financed the expansion of this space by loaning 111 Portrero $1.4 million plus interest at 8.25%, the floating prime rate as reported by Wells Fargo, N.A. during the term that the loan was outstanding. The loan balance was absorbed by offsetting the Company's periodic rental payments due to 111 Potrero Partners. Accordingly, the Company reduced the outstanding balance on the loan by $542,000 in 1996 and $1.0 million in 1997. The total amount paid under the leases during the nine months ended September 30, 1998 was $897,000. Bernard Osher and several trusts, of which Irving Rabin serves as trustee, are members of 111 Potrero Partners, LLC, Mr. Osher is Chairman of the Board of the Company and Mr. Rabin is a director of the Company. In addition, each beneficially holds more than 5% of the outstanding equity of the Company.

     In January 1999, the Company purchased a building in Chicago from HBJ Partners, LLC, a limited liability company of which Messrs. Rabin and Osher are members. The total purchase price for the building was $3.0 million. Mr. Osher is Chairman of the Board of the Company and Mr. Rabin is a director of the Company. In addition, Messrs. Osher and Rabin each beneficially holds more than 5% of the outstanding equity of the Company.

     In 1997, the Company paid S corporation distributions of $2.1 million, $1.5 million and $91,000 to Bernard Osher, Irving Rabin and John Gallo, respectively. In 1998, the Company paid S corporation distributions of $805,000, $560,000 and $35,000 to Bernard A. Osher, Irving Rabin and John Gallo, respectively. In January 1999, the Company paid S corporation distributions of $575,000, $400,000 and $25,000 to Bernard A. Osher, Irving Rabin and John Gallo, respectively. Mr. Osher is Chairman of the Board of the Company and Messrs. Gallo and Rabin are directors of the Company. Mr. Gallo also is the President and Chief Executive Officer of the Company. In addition, Messrs. Osher and Rabin each beneficially holds more than 5% of the outstanding equity of the Company.

     The Company intends to enter into indemnity agreements with its directors and executive officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law. The Company also intends to execute such agreements with its future directors and executive officers. See "Management--Limitation on Directors' and Officers' Liability."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's common stock as of February 1, 1999 and as adjusted to reflect the sale of the common stock being offered hereby (assuming no exercise of the Underwriters' over-allotment option) by (1) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the common stock, (2) the Named Executive Officers, (3) each of the Company's directors and (4) all directors and executive officers of the Company as a group:

                                                                                 PERCENTAGE OF
                                                                              SHARES BENEFICIALLY
                                                                                     OWNED
                                                                 SHARES       --------------------
                                                              BENEFICIALLY    PRIOR TO     AFTER
           NAME AND ADDRESS OF BENEFICIAL OWNERS                OWNED(1)      OFFERING    OFFERING
           -------------------------------------              ------------    --------    --------
Bernard A. Osher(2).........................................   2,732,500        57.5%       43.7%
  220 San Bruno Avenue
  San Francisco, CA 94103
Irving Rabin(3).............................................   1,900,727        40.0        30.4
  3825 Paradise Drive
  Tiburon, CA 94920
John Gallo..................................................     119,137         2.5         1.9
George Noceti...............................................          --          --          --
John R. DiMatteo............................................          --          --          --
Will K. Weinstein...........................................          --          --          --
All directors and executive officers as a group (7             4,752,364       100.0%       76.0%
  persons)..................................................

------------------------------
 *  Less than one percent.

(1) The number and percentage of shares beneficially owned are based on 4,752,364 shares of common stock outstanding on February 1, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes shares over which the holder has voting or investment power, subject to community property laws.

(2) All of these shares are held by the Bernard A. Osher Revocable Trust Dated March 8, 1998 (the "Osher Trust"). As trustee of the Osher Trust, Mr. Osher has sole voting and investment power with respect to these shares.

(3) All of these shares are held by the Irving Rabin and Varda Rabin, Trustees U/T/A DBA 6/18/94 Trust (the "Rabin Trust"). As co-trustee of the Rabin Trust, Mr. Rabin shares voting and investment power with his wife, Varda Rabin.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 15,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

     As of February 1, 1999, there were 4,752,364 shares of common stock outstanding held by three holders of record. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Unless there are fewer than 800 stockholders, the holders of common stock will not be entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders may not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of preferred stock issued in the future, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of preferred stock.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The Company's Certificate of Incorporation and Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company when the Company has more than 800 stockholders and is exempt from California foreign corporation laws. First, the Certificate provides that all stockholder action must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Bylaws provide that unless there are fewer than 800 stockholders, special meetings of the holders may be called only by (1) the Chairman of the Board of Directors, (2) the Chief Executive Officer or (3) the Board of Directors pursuant to a resolution adopted by the Board of Directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. Finally, the Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Certificate and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in the management of the

Company. However, these protective provisions may only be effective if the Company is exempt from the California foreign corporation laws as described above. See "Risk Factors--Some Anti-Takeover Provisions of Our Charter Documents and Delaware Law May Affect the Price of Our Common Stock."

TRANSFER AGENT AND REGISTRAR

     Norwest Bank Minnesota, N.A. has been appointed as the transfer agent and registrar for the Company's common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for the Company's common stock, and there can be no assurance that an active public market for the common stock will develop or will continue after this offering or that the market price of the common stock will not decline below the initial public offering price. Future sales of substantial amounts of common stock in the public market could adversely affect market prices prevailing from time to time. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of common stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

     Upon the completion of this offering, the Company will have outstanding 6,252,364 shares of common stock, assuming no exercise of the Underwriters' over-allotment option. Of these shares, all the shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (except for any shares purchased by an "affiliate" of the Company as such term is defined under Rule 144 of the Securities Act). The remaining 4,752,364 shares of common stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule 144. Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144. All of the holders of the Restricted Shares have entered into lock-up agreements with the representatives of the Underwriters pursuant to which they have agreed not to sell or otherwise dispose of any of their shares, with certain limited exceptions, for a period of 180 days after the date of this prospectus without the prior written consent of First Security Van Kasper. See "Underwriting." First Security Van Kasper may in its sole discretion, and at any time without notice, release all or any portion of the securities subject to such lock-up agreements. All of the Restricted Shares will become available for sale in the public market immediately following the expiration of the 180-day lock-up period, subject to the volume and other resale limitations of Rule 144.

     In general, under Rule 144 as currently in effect, any holder of Restricted Shares as to which at least one year has elapsed since the later of the date of the holder's acquisition of such shares from the Company or from an affiliate, would be entitled within any three-month period to sell a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (approximately 62,524 shares immediately after the closing of this offering assuming no exercise of the Underwriters' over-allotment option), or
(2) the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who beneficially owns Restricted Shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above, provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description of that rule.

     The Company intends to file a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under the 1999 Equity Incentive Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the lock-up agreements described above. See "Management--Executive Compensation" and "--1999 Equity Incentive Plan."

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), represented by First Security Van Kasper (the "Representative"), have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement"), by and between the Company and the Underwriters, to purchase from the Company the number of shares of common stock indicated below opposite its name, at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of common stock, if they purchase any.

                                                               NUMBER
                        UNDERWRITERS                          OF SHARES
                        ------------                          ---------
First Security Van Kasper
                                                              ---------
          Total.............................................  1,500,000
                                                              =========

     The Representatives have advised the Company that the Underwriters propose initially to offer the shares of common stock to the public on the terms set forth on the cover page of this prospectus. The Underwriters may allow selected
dealers a concession of not more than $     per share; and the Underwriters may
allow, and such dealers may reallow, a concession of not more than $     per
share to certain other dealers. After the initial public offering, this offering price and other selling terms may be changed by the Representatives. The common stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted to the Underwriters an over-allotment option, exercisable for 45 days from the date of this prospectus, to purchase up to a maximum of 225,000 additional shares of common stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise such over-allotment option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise this over-allotment option only to cover over-allotments made in connection with this offering.

     The following table summarizes the compensation to be paid to the Underwriters by the Company.

                                                                             TOTAL
                                                                -------------------------------
                                                                   WITHOUT            WITH
                                                    PER SHARE   OVER-ALLOTMENT   OVER-ALLOTMENT
                                                    ---------   --------------   --------------
Underwriting discounts and commissions paid by the
  Company.........................................    $             $                $

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company's officers and directors and all of the stockholders of the Company prior to this offering have agreed that for a period of 180 days after the date of this prospectus they will not, subject to certain exceptions, offer, sell, contract to sell, solicit an offer to buy, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or pledge, assign, create a security interest in or lien upon, encumber or otherwise transfer or dispose of, directly or indirectly, any common stock or securities exchangeable or exercisable for or convertible into shares of common stock, without the prior written consent of First Security Van Kasper. The Company has also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities for a period of 180 days after the effective date of this offering without the prior written consent of First Security Van Kasper except for securities issued by the Company in connection with acquisitions and for grants and exercises of stock options, subject in each case to any remaining portion of the 180-day period applying to shares issued or transferred. In evaluating any request for a waiver of the 180-day lock-up period, First Security Van Kasper will consider, in accordance with their customary practice, all relevant facts and circumstances at the time of the request, including, without limitation, the recent trading market for the common stock, the size of the request and, with respect to a request by the Company to issue additional equity securities, the purpose of such an issuance.

     In connection with this offering, certain Underwriters and selling group members and their respective affiliates engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities and Exchange Act of 1934, as amended, pursuant to which such persons may bid for or purchase common stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more common stock in connection with this offering than they are committed to purchase from the Company and, in such case, may purchase common stock in the open market following completion of this offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Underwriters' over-allotment option referred to above. In addition, First Security Van Kasper on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters, whereby it may reclaim from an Underwriter (or dealer participating in this offering) for the account of the other underwriters, the selling concession with respect to common stock that is distributed in this offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

     The Representative has informed the Company that the Underwriters do not intend to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of common stock offered hereby.

     Prior to this offering, there has been no public trading market for the common stock. The initial public offering price will be determined by negotiations between the Company and the Representative. Among the factors to be considered in such negotiations are the history of and prospects for the Company and the industries in which it operates, an assessment of the Company's management, its past and present earnings and the trend of such earnings, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of securities markets at the time of this offering and the market price of publicly traded stock of comparable companies in recent periods.

     The Company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $650,000.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for the Company by Cooley Godward LLP, San Francisco, California. Certain legal matters will be passed upon for the Underwriters by Perkins Coie LLP, Seattle, Washington.

                                    EXPERTS

     The Company's consolidated financial statements at December 31, 1996 and 1997 and for each of the two years in the period ended December 31, 1997 contained in this prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report, which is included in this prospectus and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form SB-2, including amendments thereto, relating to the common stock offered hereby has been filed by the Company with the Securities and Exchange Commission, Washington, D.C. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the common stock offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the Registration Statement may be inspected by anyone without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission. Additional information may also be obtained by calling the Commission at 1-800-SEC-0330 and online at the Commission's Web site at www.sec.gov.

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                 PAGE
                                                              ----------
CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Certified Public Accountants........         F-2
  Consolidated Balance Sheets...............................         F-3
  Consolidated Statements of Income.........................         F-4
  Consolidated Statements of Stockholders' Equity...........         F-5
  Consolidated Statements of Cash Flows.....................         F-6
  Summary of Accounting Policies............................         F-7
  Notes to Consolidated Financial Statements................        F-10

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     (The following is the form of the opinion BDO Seidman, LLP will be in position to issue upon completion of the reorganization and recapitalization described in Note 1.)

The Board of Directors
Butterfield & Butterfield, Auctioneers Corp.
San Francisco, California

     We have audited the accompanying consolidated balance sheets of Butterfield & Butterfield, Auctioneers Corp. and subsidiary as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butterfield & Butterfield, Auctioneers Corp. and subsidiary at December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years then ended, in conformity with generally accepted accounting principles.

                                          BDO SEIDMAN, LLP

San Francisco, California
April 10, 1998, except for the
reorganization and recapitalization
described in Note 1, as to which its
date is             , 1999

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                                         SEPTEMBER 30,
                                                                                         SEPTEMBER 30,       1998
                                                           DECEMBER 31,   DECEMBER 31,       1998          PRO FORMA
                                                               1996           1997          ACTUAL         (NOTE 1)
                                                           ------------   ------------   -------------   -------------
                                                                                                  (UNAUDITED)
Current
  Cash and cash equivalents..............................  $ 2,325,581    $ 7,232,763     $ 1,058,075     $ 1,058,075
  Receivables, less allowances for doubtful accounts of
    $426,140, $456,012 and $462,310 (Note 2).............    8,321,406      6,530,927       6,497,639       6,497,639
  Receivable from related parties (Note 8)...............    1,422,755        622,790         538,037         538,037
  Inventories (Note 5)...................................      436,350      1,851,467       1,558,467       1,558,467
  Prepaid expenses and other assets......................      245,692        427,302         529,960         529,960
  Deferred income tax assets -- current portion (Notes 1
    and 6)...............................................       15,750         21,750          21,750         606,000
                                                           -----------    -----------     -----------     -----------
Total Current Assets.....................................   12,767,534     16,686,999      10,203,928      10,788,178
                                                           -----------    -----------     -----------     -----------
Property and Equipment (Notes 6, 9 and 8)
  Land...................................................      269,703             --              --              --
  Buildings and building improvements....................      822,770             --              --              --
  Furniture, fixtures and equipment......................    2,002,762      2,041,889       2,296,929       2,296,929
  Leasehold improvements.................................    2,066,251      2,153,941       2,180,105       2,180,105
  Automobiles............................................      206,839        244,598         366,362         366,362
                                                           -----------    -----------     -----------     -----------
                                                             5,368,325      4,440,428       4,843,396       4,843,396
Less accumulated depreciation............................    2,301,242      2,157,382       2,585,258       2,585,258
                                                           -----------    -----------     -----------     -----------
Net Property and Equipment...............................    3,067,083      2,283,046       2,258,138       2,258,138
                                                           -----------    -----------     -----------     -----------
Other Assets
  Asset held for sale (Note 5)...........................           --      1,359,736       1,359,736       1,359,736
  Deferred income tax assets, less current portion (Notes
    1 and 6).............................................        5,250          7,250           7,250         125,000
  Deposits...............................................       19,200         15,700          24,000          24,000
  Goodwill and covenant not-to-compete, net of
    accumulated amortization of $18,000, $20,000 and
    $34,372 (Note 9).....................................        2,000             --         675,637         675,637
                                                           -----------    -----------     -----------     -----------
                                                                26,450      1,382,686       2,066,623       2,184,373
                                                           -----------    -----------     -----------     -----------
                                                           $15,861,067    $20,352,731     $14,528,689     $15,230,689
                                                           ===========    ===========     ===========     ===========
                                         LIABILITIES AND STOCKHOLDERS' EQUITY
Current
  Line of credit (Note 3)................................  $        --    $        --     $   868,765     $   868,765
  Accounts payable.......................................      329,692        484,689       1,099,260       1,099,260
  Notes payable (Note 4).................................      500,000        100,000              --              --
  Payable to consignors..................................    9,015,592     11,570,850       4,973,650       4,973,650
  Accrued expenses (Note 8)..............................    1,108,442      1,329,524         930,905         930,905
  Payroll, employee benefits and payroll taxes payable...      678,256      1,294,218         693,543         693,543
  Current maturities of long-term debt (Note 5)..........           --         48,496         302,000         302,000
  Distribution payable (Note 1)..........................           --             --              --       3,600,000
                                                           -----------    -----------     -----------     -----------
Total Current Liabilities................................   11,631,982     14,827,777       8,868,123      12,468,123
Long-Term Debt, less current portion (Note 5)............           --        614,098         820,479         820,479
                                                           -----------    -----------     -----------     -----------
Total Liabilities........................................   11,631,982     15,441,875       9,688,602      13,288,602
                                                           -----------    -----------     -----------     -----------
Commitments and Contingency (Notes 3, 7 and 8)
Stockholders' Equity (Note 1)
  Common stock -- par value $.01, authorized 15,000,000
    shares, issued and outstanding 4,752,364 shares......       47,523         47,523          47,523          47,523
  Additional paid-in capital.............................      870,957      1,020,957       1,170,957       1,894,564
  Retained earnings......................................    3,310,605      3,842,376       3,621,607              --
                                                           -----------    -----------     -----------     -----------
Total Stockholders' Equity...............................    4,229,085      4,910,856       4,840,087       1,942,087
                                                           -----------    -----------     -----------     -----------
                                                           $15,861,067    $20,352,731     $14,528,689     $15,230,689
                                                           ===========    ===========     ===========     ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                YEAR ENDED                NINE MONTHS ENDED
                                               DECEMBER 31,                 SEPTEMBER 30,
                                        --------------------------    --------------------------
                                           1996           1997           1997           1998
                                        -----------    -----------    -----------    -----------
                                                                             (UNAUDITED)
Revenues:
  Net auction commissions, inventory
     sales and fees...................  $16,670,374    $19,981,751    $13,309,228    $13,269,913
  Financial services revenues.........      398,122        289,277        245,723        112,118
                                        -----------    -----------    -----------    -----------
                                         17,068,496     20,271,028     13,554,951     13,382,031
                                        -----------    -----------    -----------    -----------
Expenses:
  Salaries and related costs (Note
     7)...............................    8,388,620      9,589,560      6,486,241      7,227,234
  General and administrative costs
     (Note 8).........................    4,160,969      4,391,437      3,252,719      3,397,329
  Auction and sale operating
     expenses.........................    1,541,344      1,905,989      1,239,732      1,491,010
  Depreciation and amortization.......      535,658        490,624        370,421        446,846
                                        -----------    -----------    -----------    -----------
                                         14,626,591     16,377,610     11,349,113     12,562,419
                                        -----------    -----------    -----------    -----------
Income from Operations................    2,441,905      3,893,418      2,205,838        819,612
                                        -----------    -----------    -----------    -----------
Other Income (Expense)
  Interest income (Note 8)............      161,854        164,094        103,925        147,858
  Interest expense (Notes 3, 4 and
     5)...............................     (348,054)       (57,542)       (52,533)       (67,414)
  Miscellaneous income, net (Note
     8)...............................      377,554        221,682        196,124        144,161
                                        -----------    -----------    -----------    -----------
                                            191,354        328,234        247,516        224,605
                                        -----------    -----------    -----------    -----------
Income before Income Taxes............    2,633,259      4,221,652      2,453,354      1,044,217
Income Tax Benefit (Expense) (Notes 1
  and 6)..............................      (42,644)       (39,881)       (23,051)       (14,986)
                                        -----------    -----------    -----------    -----------
Net Income (Note 10)..................  $ 2,590,615    $ 4,181,771    $ 2,430,303    $ 1,029,231
                                        ===========    ===========    ===========    ===========
Pro Forma Information (Unaudited)
  (Notes 1, 6 and 10) Historical
  income before income taxes..........  $ 2,633,259    $ 4,221,652    $ 2,453,354    $ 1,044,217
  Pro forma income taxes..............    1,053,000      1,689,000        981,000        418,000
                                        -----------    -----------    -----------    -----------
  Pro forma net income (Unaudited)....  $ 1,580,259    $ 2,532,652    $ 1,472,354    $   626,217
                                        ===========    ===========    ===========    ===========
  Pro forma basic earnings per
     share............................                 $      0.49                   $      0.12
                                                       -----------                   -----------
  Weighted average shares
     outstanding......................                   5,122,957                     5,122,957
                                                       ===========                   ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  (SEE NOTE 1)

                                                              ADDITIONAL                     TOTAL
                                                               PAID-IN      RETAINED     STOCKHOLDERS'
                                         SHARES     AMOUNT     CAPITAL      EARNINGS        EQUITY
                                        ---------   -------   ----------   -----------   -------------
Balance, January 1, 1996..............  4,752,364   $47,523   $  870,957   $   719,990    $ 1,638,470
Net income............................         --        --           --     2,590,615      2,590,615
                                        ---------   -------   ----------   -----------    -----------
Balance, December 31, 1996............  4,752,364    47,523      870,957     3,310,605      4,229,085
Capital contributions from BCCI
  stockholders........................         --        --      150,000            --        150,000
Distributions to stockholders.........         --        --           --    (3,650,000)    (3,650,000)
Net income............................         --        --           --     4,181,771      4,181,771
                                        ---------   -------   ----------   -----------    -----------
Balance, December 31, 1997............  4,752,364    47,523    1,020,957     3,842,376      4,910,856
Capital contributions from BCCI
  stockholders (unaudited)............         --        --      150,000            --        150,000
Distributions to stockholders
  (unaudited).........................         --        --           --    (1,250,000)    (1,250,000)
Net income (unaudited)................         --        --           --     1,029,231      1,029,231
                                        ---------   -------   ----------   -----------    -----------
Balance, September 30, 1998
  (unaudited).........................  4,752,364   $47,523   $1,170,957   $ 3,621,607    $ 4,840,087
                                        =========   =======   ==========   ===========    ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        NINE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                                      ---------------------------   -------------------------
                                                          1996           1997          1997          1998
                                                      ------------   ------------   -----------   -----------
                                                                                           (UNAUDITED)
Cash Flows from Operating Activities:
  Net income........................................  $  2,590,615   $  4,181,771   $ 2,430,303   $ 1,029,231
                                                      ------------   ------------   -----------   -----------
  Adjustments to reconcile net income to cash
    provided by operating activities:
    Depreciation and amortization...................       535,658        490,624       370,421       446,846
    Allowance for doubtful accounts.................            --         29,872        54,529         6,298
    Gain on sale of property and equipment..........      (142,781)       (25,728)      (24,641)           --
    Deferred income taxes...........................         3,000         (8,000)       10,000            --
    Interest income added to related party
      receivable....................................       (62,781)       (30,597)      (30,597)           --
    Rent & interest expense paid by reduction of
      receivables...................................       542,196      1,018,536     1,018,536            --
    Changes in assets and liabilities:
      Receivables...................................     3,743,041        975,974        72,883        75,082
      Inventories...................................        45,575     (1,265,117)   (1,306,548)      293,000
      Prepaid expenses and other assets.............       107,691       (212,455)     (325,451)     (110,958)
      Accounts payable..............................      (352,909)       127,811        47,334       614,571
      Payable to consignors.........................     1,038,325      2,555,258    (2,044,214)   (6,597,200)
      Accrued expenses..............................       (81,358)       221,082        99,253      (398,619)
      Payroll, employee benefits and payroll taxes
         payable....................................       112,625        615,962        62,097      (600,675)
                                                      ------------   ------------   -----------   -----------
         Total adjustments..........................     5,488,282      4,493,222    (1,996,398)   (6,271,655)
                                                      ------------   ------------   -----------   -----------
Net Cash Provided (Used) by Operating Activities....     8,078,897      8,674,993       433,905    (5,242,424)
                                                      ------------   ------------   -----------   -----------
Cash Flows from Investing Activities
  Purchase of property and equipment................      (520,335)      (478,326)     (299,242)     (347,575)
  Acquisition of business assets....................            --             --            --      (250,000)
  Proceeds from sale of property and equipment......       809,427        655,751       619,180            --
  Advance to or on behalf of related parties........    (1,369,215)       (88,139)      (88,139)           --
  Payments from related parties.....................            --         48,061        17,069        36,661
                                                      ------------   ------------   -----------   -----------
Net Cash Provided (Used) by Investing Activities....    (1,080,123)       137,347       248,868      (560,914)
                                                      ------------   ------------   -----------   -----------
Cash Flows from Financing Activities
  Proceeds from line of credit......................    35,564,687     12,766,472       290,602     1,412,514
  Payments on line of credit........................   (37,939,687)   (12,766,472)           --      (543,749)
  Proceeds from notes payable.......................       800,000             --            --            --
  Payments on notes payable.........................    (4,250,000)      (405,158)     (400,000)     (140,115)
  Contributions from stockholders...................            --        150,000       150,000       150,000
  Distributions to stockholders.....................            --     (3,650,000)   (1,650,000)   (1,250,000)
                                                      ------------   ------------   -----------   -----------
Net Cash Used in Financing Activities...............    (5,825,000)    (3,905,158)   (1,609,398)     (371,350)
                                                      ------------   ------------   -----------   -----------
Net Increase (Decrease) in Cash and Cash
  Equivalents.......................................  $  1,173,774   $  4,907,182   $  (926,625)  $(6,174,688)
Cash and Cash Equivalents, beginning of period......     1,151,807      2,325,581     2,325,581     7,232,763
                                                      ------------   ------------   -----------   -----------
Cash and Cash Equivalents, end of period............  $  2,325,581   $  7,232,763   $ 1,398,956   $ 1,058,075
                                                      ============   ============   ===========   ===========
Supplemental Disclosures
Cash paid:
  Interest paid.....................................  $    338,781   $     98,226   $    67,414   $    38,813
  Income taxes paid.................................  $      2,000   $     70,100   $    31,469   $    30,045
Non-cash transactions:
  Receivable from related party obtained in
    connection with sale of building................  $         --   $    178,062   $   178,062   $        --
  Unamortized lease commissions written off in
    connection with sale of building................  $         --   $     34,345   $    34,345   $        --
  Building and inventory obtained in connection with
    foreclosure.....................................  $         --   $  1,509,737   $        --   $        --
  Notes and accounts payable assumed in connection
    with foreclosure................................  $         --   $    694,939   $        --   $        --
  Receivables canceled in connection with
    foreclosure.....................................  $         --   $    814,798   $        --   $        --
  Acquisition of business assets financed through
    note payable....................................  $         --   $         --   $        --   $   500,000

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                         SUMMARY OF ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

     Butterfield & Butterfield, Auctioneers Corp. ("B&B") and subsidiary (see
Note 1) (collectively, the "Company") conduct auctions and perform appraisal services of fine art, jewelry, antiques and wine. Auction activities occur primarily in San Francisco, Los Angeles and the Chicago area. B&B's wholly-owned subsidiary, Butterfield's Credit Corporation, Inc. ("BCCI"), operates as a financing company for the Company's clients.

BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of B&B and BCCI for the years ended December 31, 1996 and 1997 (previously presented as combined financial statements, as discussed in Note 1), and the nine-month periods ended September 30, 1997 and 1998. All material intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

REVENUE RECOGNITION

     Auction commission income, inventory sales, and auction-related fees are generally recognized at the date of the related sale. Income from financial, appraisal, and other services is recognized as services are rendered.

PROPERTY AND EQUIPMENT

     Property and equipment is stated at cost. Depreciation is computed by the straight-line and accelerated methods over the estimated useful lives of the related assets, ranging from three years for computer equipment to 31.5 years for buildings. Leasehold improvements are amortized over the shorter of estimated useful life or term of the related lease, generally nine years or less.

GOODWILL

     Goodwill, resulting from purchase acquisitions, is amortized over its estimated useful life, generally five to fifteen years.

INVENTORY

     Inventory generally consists of objects obtained as a result of the auction process (returned or unsold items, etc.) or of goods purchased specifically for resale. Inventory is valued at the lower of cost (specific identification) or estimated net realizable value.

TAXES ON INCOME

     Taxes on income are calculated using the liability method specified by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.

ADVERTISING COSTS

     The Company incurs advertising expense primarily relating to the distribution of catalogs and the broadcasting of radio and television commercials. Advertising costs are expensed as incurred. Advertising expense was $925,687 and $867,563 during the years ended December 31, 1996 and 1997, respectively.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LONG-LIVED ASSETS

     Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or whenever management has committed to a plan to dispose of the assets. Such assets are carried at the lower of book value or fair value as estimated by management based on appraisals, current market value, and comparable sales value, as appropriate. Assets to be held and used affected by such impairment loss are depreciated or amortized at their new carrying amount over the remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization. In determining whether impairment exists, the Company compares estimated undiscounted future cash flows to the carrying value of the asset.

EARNINGS PER SHARE

     Basic earnings per share includes no dilution and is calculated by dividing income available to common stockholders by the average number of shares actually outstanding during the period. Diluted earnings per share reflect the potential dilution of securities (such as stock options, warrants and securities convertible into common stock) that could share in the earnings of an entity. No dilutive securities were issued prior to 1999.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company believes that it operates in only one reportable business segment, dealing and auctioning fine arts and other collectible items, and thus is subject only to the disclosure requirements applicable to all companies.

     SFAS No. 131 does not address issues of recognition or measurement of segment revenues and expenses and, accordingly, had no impact on the financial condition or results of operations of the Company upon adoption.

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in an entity's financial statements. The objective of SFAS No. 130 is to report a measure of all changes in the equity of an enterprise that result from transactions and other economic events of the period. Comprehensive income is the total of net income and all other non-owner changes in equity. SFAS No. 130 does not address issues of recognition or measurement for comprehensive income and its components, and therefore, it had no an impact on the financial condition or results of operation of the Company upon adoption. Currently, there are no transactions that would give rise to reporting or disclosure differences between reported income and comprehensive income.

     Effective January 1, 1998, the Company also adopted the provision of SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures which are no longer as useful as they were when previous related accounting standards were issued.

     SFAS No. 132 does not address issues of measurement or recognition for previous and other postretirement benefits and, accordingly, had no impact on the financial condition or results of operations of the Company upon adoption.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivative contracts as wither assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

OPERATING LEASES

     Total contractual rental payments are recognized ratably over the life of the leases. Any related deferred rent is included in accrued expenses in the accompanying balance sheets.

FINANCIAL INSTRUMENTS

     The Company's financial instruments consist of cash, accounts receivable and debt. The carrying value of cash and accounts receivable approximate fair value based upon the liquidity and short-term nature of the assets. The carrying value of short-term and long-term debt approximates the fair value based upon short-term and long-term borrowings at market rate interest.

     Cash and cash equivalents are held principally at three high-quality financial institutions. At times, such balances may be in excess of the FDIC insurance limit. As of December 31, 1996 and 1997, this amount approximated $1.5 million and $6.4 million.

INTERIM FINANCIAL INFORMATION

     The accompanying consolidated balance sheet as of September 30, 1998, and the consolidated statements of income and cash flows for the nine-month periods ended September 30, 1997 and 1998 have not been audited. However, in the opinion of management, they include all adjustments necessary for a fair presentation of the financial position and the results of operations for the periods presented. The results of operations for the nine months ended September 30, 1998, are not necessarily indicative of results to be expected for any future period.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

 1. BASIS OF PRESENTATION, REORGANIZATION AND UNAUDITED PRO FORMA INFORMATION

     The Company intends to file a Registration Statement for an Initial Public Offering (IPO) on Form SB-2 with the Securities & Exchange Commission in the first quarter of 1999. In connection with the IPO, B&B and BCCI have initiated or will initiate certain events (the "Reorganization"). BCCI will contribute its stock to B&B and become a wholly-owned subsidiary of B&B. Simultaneously, B&B will declare and give effect to a 1,093 for one stock split. Accordingly, the historical financial statements for all periods presented have been prepared to give effect to the combination and stock split, as if they had occurred on January 1, 1996, the first day of the earliest period presented. Under this presentation, the previously issued "combined" results are now presented as consolidated results, and the total number of outstanding shares reflects the stock split. There was no change to results of operations as a result of these capital structure changes.

     Components of stockholders' equity prepared on a historical basis of accounting at September 30, 1998, are as follows:

Common Stock:
  B&B -- par value $10, authorized 5,000 shares, issued
     and outstanding 4,348 shares.......................  $43,480
  BCCI -- par value $25, authorized, issued and
     outstanding 1,000 shares...........................   25,000   $   68,480
                                                          -------
Additional Paid-in Capital..............................             1,150,000
Retained Earnings.......................................             3,621,607
                                                                    ----------
          Total.........................................            $4,840,087
                                                                    ==========

     Concurrently with the Reorganization, B&B and BCCI will terminate their Subchapter S corporation status and will become subject to federal and state income taxes. The accompanying consolidated statements of income reflect a pro forma provision for income taxes for all periods presented, based upon pretax income, as if the consolidated group discussed above had been subject to C corporation federal and state income taxes (see Note 5).

     Pro forma earnings per share in the historical columns of the accompanying statements of income are based on pro forma net income after this estimated provision for income taxes and the weighted average number of shares of common stock outstanding adjusted for the effects of the BCCI contribution of its shares to B&B and the stock split also referred to above. Also included in weighted average shares is the number of shares (370,593) required to be sold to fund distributions to existing shareholders in the amount of $3,600,000 (see below).

     The termination of the Company's S Corporation status will result in a one-time credit to income tax expense resulting from the increase in deferred tax assets at C Corporation rates from those deferred tax assets previously recorded at S Corporation rates. The results of this increase are reflected in the Pro Forma September 30, 1998 column of the accompanying balance sheets as if the termination of S Corporation status had occurred on that date.

     Additionally, in connection with the Reorganization, the Company will declare and pay a dividend to the existing stockholders representing a portion of the earned, but undistributed, Subchapter S earnings through the closing date of the Reorganization. The payments to the existing stockholders are currently estimated to total approximately $6,250,000 based on undistributed accumulated S Corporation earnings through September 30, 1998 plus an estimate of earnings through the date of Reorganization. Subsequent to September 30,

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

1998, $150,000 and $1,000,000 in distributions were paid to existing stockholders in 1998 and 1999 out of cash from operations. The remaining payments are expected to be made from proceeds of this offering. The portion of this distribution which approximates the amount of earnings accumulated for financial statement purposes through September 30, 1998, or $3,600,000, is reflected in the Pro Forma September 30, 1998 column of the accompanying balance sheets as if it had been declared on that date. The entire amount is presented as a distribution payable on September 30, 1998, since the existing cash balances are needed to fund current operations. Any remaining S Corporation retained earnings not distributed will be treated as additional paid-in-capital beginning on the date of Reorganization.

 2. RECEIVABLES

     Receivables consist of the following:

                                                            DECEMBER 31,
                                                      ------------------------
                                                         1996          1997
                                                      ----------    ----------
Auction receivables.................................  $4,941,334    $5,486,313
Consignor advance loans.............................   3,805,212     1,358,096
Other...............................................       1,000       142,530
Allowance for doubtful accounts -- consignor
  loans.............................................    (190,998)     (187,715)
Allowance for doubtful accounts -- all other
  receivables.......................................    (235,142)     (268,297)
                                                      ----------    ----------
          Total.....................................  $8,321,406    $6,530,927
                                                      ==========    ==========

 3. BANK LINE OF CREDIT

     B&B and BCCI each have a $3,000,000 bank line of credit which expire on July 31, 1999 and are each guaranteed by the other party. There were no outstanding balances at December 31, 1996 and 1997. Amounts due at September 30, 1998 totaled $868,765. The lines of credit require compliance with certain financial covenants and annual profitability. The Companies were in compliance with these covenants at December 31, 1997.

     Interest is generally charged at the Bank's prime rate (8.0% at September 30, 1998) less .25%. However, the Company has the option to select from variations of the London Interbank Offered Rate (LIBOR) (5.3125% to 5.375% at September 30, 1998) plus 2% for all or a portion of the outstanding balance for a predetermined loan term of 30 days to a year.

 4. NOTES PAYABLE

     Notes payable consist of two demand notes totaling $500,000 and one demand note payable to an individual totaling $100,000 at December 31, 1996 and 1997, respectively. One demand note totaling $400,000 at December 31, 1996 was paid in full during 1997. The $100,000 remaining demand note was repaid during 1998.

 5. LONG-TERM DEBT

     During 1997, the Company foreclosed on secured receivables totaling $814,798, and assumed a related note payable for $667,753, plus unpaid property taxes of $27,186. The property received in the foreclosure

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

consisted of inventory with estimated value of $150,000, and real property recorded at the remaining value of consideration given of $1,359,737, which approximates its fair value. The real property has been classified as asset held for sale on the balance sheet, because the Company has not used the property in its business operations and has actively listed the property for sale since the foreclosure date. The related loan bears interest at a fixed rate of 10.5% and is due in monthly principal and interest installments of $9,330. As of December 31, 1997, future maturities of long-term debt are as follows:

                 YEAR ENDING DECEMBER 31,                    AMOUNT
                 ------------------------                   --------
1998......................................................  $ 48,496
1999......................................................    50,394
2000......................................................    45,820
2001......................................................    33,534
2002......................................................    37,177
Thereafter................................................   447,173
                                                            --------
                                                            $662,594
                                                            ========

     In connection with the purchase of Dunnings Auction Services, Inc., (Dunnings) (see Note 9), the Company became liable for a note payable to the prior owners in the original amount of $500,000. The note carries interest at 8.5%, and is due in two approximately equal installments on June 30, 1999 and 2000. The balance payable at September 30, 1998, after reductions for payments of certain items, on behalf of Dunnings Auction Services, Inc., and increases for accrued interest, is $492,929.

 6. TAXES ON INCOME

     The Company has elected to be taxed as an "S" corporation and therefore, its taxable income is reported on the stockholders' individual income tax returns. As a result, no federal income tax is imposed on the Company. State income taxes are calculated at the greater of the $800 per company minimum tax or 1.5% of taxable income.

     Deferred income taxes arise due to temporary differences resulting primarily from accumulated depreciation and allowances for doubtful accounts. The deferred income tax assets consist of the cumulative tax effect of these temporary differences, and, in the opinion of management, will be realized as an offset to future taxable income.

     As discussed in the Summary of Accounting Policies, in connection with the Company's IPO of common stock (see Note 1), B&B and BCCI will terminate their Subchapter S corporation status and will become subject to federal and state income taxes applicable to C corporations. The accompanying consolidated statements of income reflect a pro forma provision for all periods for federal and state taxes (as if the combined group had been subject to C corporation rates) at a combined effective tax rate of 40%. The difference between the estimated rate and the 34% statutory federal rate is primarily attributable to state income and franchise taxes.

     Upon termination of Subchapter S status, and based upon management's determination that it is more likely than not that deferred tax assets will be realized, the Company will record an increase in net deferred tax assets and an accompanying one-time tax benefit to reflect the differences between the financial statement and income tax basis of the assets and liabilities at C corporation rates. If the Subchapter S status had been

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

terminated on September 30, 1998, net deferred tax assets for each temporary difference would have been increased to the following amounts:

Accrued vacation..........................................  $134,000
Deferred rents............................................   207,000
Accumulated depreciation and amortization.................   125,000
Reserves against receivables..............................   185,000
State income taxes........................................    71,000
Other.....................................................     9,000
                                                            --------
                                                            $731,000
                                                            ========

 7. EMPLOYEE BENEFIT PLANS

     The Company has a defined savings contribution plan that covers employees after one year of service. Under the Plan, participants may elect to contribute up to 15% of their compensation, up to a maximum amount allowable under IRS regulations on a pre-tax basis. In addition, the Company may contribute to the plan up to 25% of the first 2% of each participant's compensation in an amount determined annually by the Board of Directors. The Company's contributions amounted to $14,080 and $11,498 for the years ended December 31, 1996 and 1997.

     In February 1999, the Company's Board of Directors approved the 1999 Equity Incentive Plan, which provides for the grant of incentive stock options to employees, and for the grant of nonstatutory stock options, restricted stock purchase awards, and stock bonuses to employees, directors, and consultants of the Company. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the data of the grant. The Plan will be administered by the Board of Directors or a Committee of the Board of Directors, who will have the authority to determine the recipients and types of awards to be granted. No options, restricted stock purchase awards, or stock bonuses have been granted under the Plan. A total of 914,841 shares of the Company's common stock will be reserved for issuance under the Plan in connection with the Reorganization described in Note 1.

 8. RELATED PARTY TRANSACTIONS

     The Company leases certain of its San Francisco and Los Angeles office and warehouse spaces from partnerships controlled by stockholders. These leases are non-cancelable operating leases, expiring through June 30, 2005. In addition, the Company currently leases office and warehouse space in Elgin, Illinois, from the former owners of Dunnings (see Note 9), at $8,300 monthly, expiring June 30, 1999.

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

     Future minimum annual lease payments for non-cancelable operating leases as of December 31, 1997 (not including the Dunnings lease) are as follows:

                YEAR ENDING DECEMBER 31,                     TOTAL
                ------------------------                     -----
1998....................................................  $ 1,883,000
1999....................................................    1,939,000
2000....................................................    1,997,000
2001....................................................    2,057,000
2002....................................................    2,119,000
Thereafter..............................................    6,746,000
                                                          -----------
                                                          $16,741,000
                                                          ===========

     Total rent expense for office and warehouse space was $1,842,600 and $2,012,507 in 1996 and 1997.

     In connection with the Dunnings purchase (see Note 9), the Company entered into an employment agreement with a former owner of Dunnings. Under the agreement, the Company shall continue base salary payments of $175,000 annually through the November 2001 expiration date in the event of the employee's death or termination with without cause. Payments shall cease upon resignation or termination with cause.

     On January 3, 1997, the Company sold a building with a net book value of $770,754 to a Limited Liability Company (LLC) controlled by shareholders. Proceeds from the sale amounted to $652,000 in cash plus $178,062 in estimated reimbursements of Company expenditures for clean-up of land contamination, less $11,246 expenses of sale. The LLC's total contractual liability for such clean-up expenses is limited to $279,000. The net gain of $24,641 is included in miscellaneous income and expense in the accompanying statements of income. Costs reimbursed for clean-up amounted to $48,062 in 1997; remaining amounts receivable from the LLC at December 31, 1997 are $130,000, the expected amount of future environmental cleanup costs.

     During 1996, the Company advanced a total of $1,369,215 in construction remodeling costs on behalf of its landlord and accrued related interest income of $62,781. These amounts, which carried interest at 8.25%, were absorbed in 1996 and 1997 by offsetting the Company's periodic rental payments due to 111 Potrero Partners, LLC, an entity owned in part by two of the Company's principal shareholders. In 1997, an additional $88,139 was advanced and $30,597 accrued in interest income. During 1996 and 1997, $542,196 and $1,018,536 were offset to rent expense. The balance due from 111 Potrero Partners, LLP, was $899,800 at December 31, 1996; the entire balance plus new activity was absorbed during 1997.

     Included in amounts receivable from related parties are notes and accounts receivable from employees of $522,955 and $492,790 at December 31, 1996 and 1997, respectively. Of these amounts, $215,957 and $209,436 carried interest at 10% at December 31, 1997 and 1998; the remaining balances are non interest-bearing.

     Subsequent to September 30, 1998, the Company purchased a building located in Chicago from the LLC for approximately $3,000,000.

 9. ACQUISITION

     Effective June 30, 1998, the Company purchased the assets of Dunnings Auction Services, Inc., an auction house located in Elgin, Illinois, for a total purchase price of $750,000 consisting of $250,000 in cash and $500,000 in debt (see Note 5). The approximately $574,000 excess of purchase price over a $100,000 five-

                           BUTTERFIELD & BUTTERFIELD,
                        AUCTIONEERS CORP. AND SUBSIDIARY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                (INFORMATION AS OF AND FOR THE NINE MONTHS ENDED
                   SEPTEMBER 30, 1997 AND 1998 IS UNAUDITED)

and-a-half year covenant-not-to-compete and other identifiable assets has been charged to goodwill, and is being amortized over the estimated useful life of 15 years. The transaction has been recorded as a purchase, and, accordingly, results of operations are included in the consolidated financial statements from July 1, 1998 forward. Results of operations as if the acquisition had occurred January 1, 1996, beginning of the earliest period presented, would have been substantially the same.

10. EARNINGS PER SHARE

     During 1998, the Securities and Exchange Commission modified its rules to require non-public companies to include historical earnings per share when filing an IPO. The calculation has reflected the change in the capital structure as discussed in Note 1. The following information is not deemed reflective of expected future earnings per share due to the change in legal status from an S Corporation to a C Corporation.

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                                    -----------------------
                                             1996         1997         1997         1998
                                          ----------   ----------   ----------   ----------
                                                                          (UNAUDITED)
Basic earnings per share................  $      .55   $      .88   $      .51   $      .22
Weighted average shares outstanding.....   4,752,364    4,752,364    4,752,364    4,752,364

11. RESTATEMENT

     The Companies previously issued financial statements have been restated to account for rent expense on a straight-line basis instead of an accrual basis. The effect of this change in accounting principle was to reduce previously reported income for 1996 by approximately $231,000 and increase 1997 income by approximately $231,000. As of December 31, 1996, retained earnings was reduced by approximately $231,000 and accrued expenses increased by approximately $231,000 to account for this change.

                              [INSIDE BACK COVER]

                           Butterfield & Butterfield
                      Around the Corner, Around the World
                                   Since 1865

                           Background Graphic: Three
                         identical images of an antique
                                map of the world




                                       5.

------------------------------------------------------
------------------------------------------------------

YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF THE COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                         ------------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Prior S Corporation Status............   15
Use of Proceeds.......................   16
Dividend Policy.......................   16
Dilution..............................   17
Capitalization........................   18
Selected Consolidated Financial
  Data................................   19
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   20
Business..............................   27
Management............................   35
Certain Transactions..................   40
Principal Stockholders................   41
Description of Capital Stock..........   42
Shares Eligible for Future Sale.......   44
Underwriting..........................   45
Legal Matters.........................   46
Experts...............................   46
Additional Information................   47
Index to Consolidated Financial
  Statements..........................  F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                1,500,000 SHARES

                         BUTTERFIELD & BUTTERFIELD LOGO

                                  COMMON STOCK
                         ------------------------------

                                   PROSPECTUS
                         ------------------------------
                           FIRST SECURITY VAN KASPER
                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such an injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     The Registrant has entered into agreements with its directors and executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq application fee.

Registration fee............................................  $  5,755
NASD filing fee.............................................     2,570
Nasdaq application fee......................................    38,750
Blue sky qualification fees and expenses....................     5,000
Printing expenses...........................................   125,000
Legal fees and expenses.....................................   300,000
Accounting fees and expenses................................   135,000
Transfer agent and registrar fees...........................    10,000
Miscellaneous...............................................    27,925
                                                              --------
          Total.............................................  $650,000
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 27. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS.

    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
     1.1*      Form of Underwriting Agreement.
     3.1       Restated Articles of Incorporation.
     3.2       Bylaws, as amended.
     3.3       Form of Certificate of Incorporation.
     3.4       Form of Bylaws.
     4.1       Reference is made to Exhibits 3.1 through 3.4.
     4.2*      Specimen stock certificate.
     5.1*      Opinion of Cooley Godward LLP.
    10.1       Form of Indemnity Agreement between the Company and each of its directors and executive officers.
    10.2       1999 Equity Incentive Plan (the "Incentive Plan").
    10.3       Form of Grant Notice and Stock Option Agreement under the
               Incentive Plan.
    10.4       Form of Grant Notice and Stock Option Agreement to be
               effective upon the closing of this offering.
    10.5       Standard Industrial Lease dated April 10, 1996 between the
               Company and HBJ Partners, LLC.
    10.6       Standard Industrial Lease dated January 1, 1996 between the
               Company and HBJ Partners, LLC.
    10.7       Standard Industrial Lease dated January 1, 1996 between the
               Company and 111 Potrero Partners, LLC.
    10.8       Standard Industrial Lease dated January 1, 1996 between the
               Company and 111 Potrero Partners, LLC.
    10.9       Revolving Line of Credit Note dated September 30, 1998
               between the Company and Wells Fargo Bank, National
               Association.
    10.10      Revolving Line of Credit Note dated September 30, 1998
               between BCCI and Wells Fargo Bank, National Association.
    23.1       Consent of BDO Seidman, LLP.

    EXHIBIT
    NUMBER                       DESCRIPTION OF DOCUMENT
    -------                      -----------------------
    23.2*      Consent of Cooley Godward LLP. Reference is made to Exhibit
               5.1.
    24.1       Power of Attorney. Reference is made to page II-4.
    27.1       Financial Data Schedule.

------------------------------
* To be filed by amendment.

     (b) No financial statement schedules are required to be filed.

ITEM 28. UNDERTAKINGS

     The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of the registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective, and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, County of San Francisco, State of California, on the 11th day of February, 1999.

                                          BUTTERFIELD & BUTTERFIELD,
                                          AUCTIONEERS CORP.

                                          By        /s/ JOHN D. GALLO

                                            ------------------------------------
                                                       John D. Gallo
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints John Gallo and Kenneth Stupi his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement on Form SB-2, and to sign any registration statement filed under Rule 462 under the Securities Act of 1933 including post-effective amendments thereto, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                       SIGNATURE                                     TITLE                   DATE
                       ---------                                     -----                   ----
                   /s/ JOHN D. GALLO                      President, Chief Executive   February 11, 1999
--------------------------------------------------------  Officer and Director
                     John D. Gallo                        (Principal Executive
                                                          Officer)

                  /s/ KENNETH G. STUPI                    Chief Financial Officer      February 11, 1999
--------------------------------------------------------  (Principal Financial and
                    Kenneth G. Stupi                      Accounting Officer)

                  /s/ BERNARD A. OSHER                    Chairman of the Board        February 11, 1999
--------------------------------------------------------
                    Bernard A. Osher

                                                          Director                     February 11, 1999
--------------------------------------------------------
                    John R. DiMatteo

                    /s/ IRVING RABIN                      Director                     February 11, 1999
--------------------------------------------------------
                      Irving Rabin

                 /s/ WILL K. WEINSTEIN                    Director                     February 11, 1999
--------------------------------------------------------
                   Will K. Weinstein

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                       DESCRIPTION OF DOCUMENT
-------                      -----------------------
 1.1*      Form of Underwriting Agreement.
 3.1       Restated Articles of Incorporation.
 3.2       Bylaws, as amended.
 3.3       Form of Certificate of Incorporation.
 3.4       Form of Bylaws.
 4.1       Reference is made to Exhibits 3.1 through 3.4.
 4.2*      Specimen stock certificate.
 5.1*      Opinion of Cooley Godward LLP.
10.1       Form of Indemnity Agreement between the Company and each of its directors and executive officers.
10.2       1999 Equity Incentive Plan (the "Incentive Plan").
10.3       Form of Grant Notice and Stock Option Agreement under the
           Incentive Plan.
10.4       Form of Grant Notice and Stock Option Agreement to be
           effective upon the closing of this offering.
10.5       Standard Industrial Lease dated April 10, 1996 between the
           Company and HBJ Partners, LLC.
10.6       Standard Industrial Lease dated January 1, 1996 between the
           Company and HBJ Partners, LLC.
10.7       Standard Industrial Lease dated January 1, 1996 between the
           Company and 111 Potrero Partners, LLC.
10.8       Standard Industrial Lease dated January 1, 1996 between the
           Company and 111 Potrero Partners, LLC.
10.9       Revolving Line of Credit Note dated September 30, 1998
           between the Company and Wells Fargo Bank, National
           Association.
10.10      Revolving Line of Credit Note dated September 30, 1998
           between BCCI and Wells Fargo Bank, National Association.
23.1       Consent of BDO Seidman, LLP.
23.2*      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1.
24.1       Power of Attorney. Reference is made to page II-4.
27.1       Financial Data Schedule.

------------------------------
* To be filed by amendment.